Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

AMBIT BIOSCIENCES CORPORATION

at

$15.00 per share, plus one non-transferable contingent value right for each share, which represents the contractual right to receive up to $4.50 per share upon the achievement of certain commercialization related milestones relating to quizartinib, as described in and under the conditions set forth in the Contingent Value Rights Agreement by

CHARGE ACQUISITION CORP.

a wholly owned subsidiary of

DAIICHI SANKYO COMPANY, LIMITED

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. EASTERN TIME ON NOVEMBER 10, 2014, UNLESS THE OFFER IS EXTENDED

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of September 28, 2014 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Daiichi Sankyo Company, Limited (“Daiichi Sankyo”), a Japanese corporation with its principal office at 3-5-1, Nihonbashi-honcho, Chuo-ku, Tokyo 103-8426, Japan, Charge Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Daiichi Sankyo, and Ambit Biosciences Corporation (“Ambit”), a Delaware corporation.

Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). Subject to the provisions of the Merger Agreement and the satisfaction or waiver of certain conditions, on the same date as the time of the acceptance of Shares pursuant to the Offer (the “Offer Acceptance Time”) and immediately following the Offer Acceptance Time, Purchaser shall merge with and into Ambit (the “Merger”), with Ambit continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a wholly owned subsidiary of Daiichi Sankyo. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Ambit or by Daiichi Sankyo or a wholly owned subsidiary of Daiichi Sankyo or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive (a) $15.00 per Share in cash (the “Closing Amount”) without interest and less applicable withholding taxes plus (b) one contingent value right (“CVR”) per Share, which represents the contractual right to receive a cash payment of $2.25 if a certain commercialization related milestone relating to quizartinib, as described in and under the conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”), is achieved and another cash payment of $2.25 if a certain other commercialization related milestone, again relating to quizartinib, as described in and under the conditions set forth in the CVR Agreement, is achieved, up to a maximum payment of $4.50 per CVR (the Closing Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”) (see Section 13 “Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights”). As a result of the Merger, Ambit will cease to be a publicly traded company and will become a wholly owned subsidiary of Daiichi Sankyo.

Under no circumstances will interest be paid either with respect to the purchase of Shares pursuant to the Offer (which may be reduced by any applicable withholding taxes), regardless of any extension of the Offer or any delay in making payment for Shares or consummating the Offer or the Merger.

THE BOARD OF DIRECTORS OF AMBIT HAS UNANIMOUSLY RECOMMENDED THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

THE BOARD OF DIRECTORS OF AMBIT HAS UNANIMOUSLY (1) DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER (COLLECTIVELY, THE “TRANSACTIONS”), ARE FAIR TO AND IN THE BEST INTEREST OF AMBIT AND ITS STOCKHOLDERS, (2) APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS, (3) RESOLVED TO RECOMMEND THAT AMBIT’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER AND (4) AGREED THAT THE MERGER AGREEMENT SHALL BE SUBJECT TO SECTION 251(H) OF THE GENERAL CORPORATION LAW OF DELAWARE.

The Offer is not subject to any financing condition. The Offer is conditioned upon (i) there being validly tendered and not validly withdrawn Shares prior to the expiration date of the Offer (as extended in accordance with the Merger Agreement) that, when considered together with all other Shares (if any) beneficially owned by Daiichi Sankyo and its Affiliates (as defined in the Merger Agreement), represent one more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the offer plus (B) the aggregate number of Shares issuable to holders of company options and company warrants from which Ambit has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of such company options and company warrants), (ii) the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated, and (iii) the other conditions to the Offer described in Section 15 “Conditions to the Offer.”

A summary of the principal terms of the Offer appears on pages i through ix. You should read both the entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares into the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

(800) 322-2885 (Call Toll-Free)

Email: tenderoffer@mackenziepartners.com

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, prior to the expiration date:

•	If you are a record holder (i.e. a stock certificate has been issued to you or you hold Shares directly in your name in book-entry form), you must complete and sign the enclosed Letter of Transmittal in accordance with the instructions contained in the Letter of Transmittal, and send it, together with the certificate representing your Shares and any other required documents, to American Stock Transfer and Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”) at one of its addresses set forth on the back cover of this Offer to Purchase or follow the procedures for book entry transfer set forth in Section 2 of this Offer to Purchaser. These materials must reach the record holder before the expiration date. See Section 2 “Procedures for Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, bank, trust company or other nominee, you must contact your broker, dealer, bank, trust company or other nominee and give instructions that your Shares be tendered to Purchaser pursuant to the Offer.

There is no procedure for guaranteed delivery in the Offer.

The Letter of Transmittal, the certificates for the Shares (if not held in book-entry form) and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for 5:00 p.m. Eastern time on November 10, 2014, unless extended).

*****

The Information Agent may be contacted at the address and telephone numbers set forth on the back cover of this Offer to Purchase for questions and/or requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Copies of these materials may also be found at the website maintained by the United States Securities and Exchange Commission at www.sec.gov.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

		Page
0.	Summary Term Sheet.	i
1.	Terms of the Offer.	4
2.	Procedures for Tendering Shares.	6
3.	Withdrawal Rights.	8
4.	Acceptance for Payment and Payment of Shares.	9
5.	Japanese Tax Considerations.	10
6.	Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.	10
7.	Price Range of Shares; Dividends.	13
8.	Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations.	14
9.	Certain Information Concerning Ambit.	15
10.	Certain Information Concerning Daiichi Sankyo and Purchaser.	15
11.	Source and Amount of Funds.	16
12.	Background of the Offer; Contacts and Transactions with Ambit.	17
13.	Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights.	21
14.	Distributions and Dividends.	43
15.	Conditions to the Offer.	44
16.	Certain Legal Matters; Regulatory Approvals.	46
17.	Fees and Expenses.	48
18.	Miscellaneous.	48
ANNEX A Directors and Executive Officers of Daiichi Sankyo and Purchaser; Subsidiaries of Daiichi Sankyo that Control Purchaser.		A-1
ANNEX B Section 262 of the General Corporation Law of the State of Delaware.		B-1

SUMMARY TERM SHEET

The following are some questions that you, as a stockholder of Ambit, may have and answers to those questions. This summary term sheet highlights selected information from this offer to purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”). It may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related letter of transmittal (as it may be amended or supplemented from the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”. The information concerning Ambit contained herein and elsewhere in this Offer to Purchase has been provided to Daiichi Sankyo and Purchaser by Ambit or has been taken from or is based upon publicly available documents or records of Ambit on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Daiichi Sankyo and Purchaser have not independently verified the accuracy and completeness of such information. Daiichi Sankyo and Purchaser have no knowledge that would indicate that any statements contained herein relating to Ambit provided to Daiichi Sankyo and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and the other documents to which we refer carefully and in their entirety. Questions or requests for assistance may be directed to Mackenzie Partners, Inc., our information agent (the “Information Agent”), at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Securities Sought:	All of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Ambit Biosciences Corporation, a Delaware corporation (“Ambit”).

Price Offered Per Share:	$15.00 per Share, in cash, plus one non-transferable contingent value right (“CVR”) per Share, which represents the right to receive a cash payment of $2.25 if a certain commercialization related milestone regarding quizartinib, as described in and under the conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”) is achieved and a cash payment of $2.25 if a certain other commercialization related milestones regarding quizartinib, as described in and under the conditions set forth in the CVR Agreement, is achieved, up to a maximum payment of $4.50 per Share, without interest, less applicable withholding taxes.

Scheduled Expiration Date:	5:00 p.m. Eastern time on November 10, 2014, unless the offer is extended or terminated (the “Expiration Date”). See Section 1 “Terms of the Offer.”

Purchaser:	Charge Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Daiichi Sankyo Company, Limited (“Daiichi Sankyo”), a Japanese corporation with its principal office at 3-5-1, Nihonbashi-honcho, Chuo-ku, Tokyo 103-8426, Japan.

Ambit Board Recommendation:	The board of directors of Ambit has unanimously recommended that Ambit’s stockholders accept the Offer and tender all their Shares to Purchaser pursuant to the Offer.

i

Who is offering to buy my Ambit Shares?

Our name is Charge Acquisition Corp. We are a wholly owned subsidiary of Daiichi Sankyo, a Japanese corporation with its principal office at 3-5-1, Nihonbashi-honcho, Chuo-ku, Tokyo 103-8426, Japan. We are a Delaware corporation formed for the purpose of making this tender offer for all outstanding Shares and thereafter, pursuant to the Agreement and Plan of Merger, dated September 28, 2014, by and among Daiichi Sankyo, Ambit and us (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), merging with and into Ambit (the “Merger”), with Ambit continuing as the surviving corporation (the “Surviving Corporation”). To date, we have not carried on any activities other than those related to our formation and the Merger Agreement, including making this Offer. See the “Introduction” and Section 10 “Certain Information Concerning Daiichi Sankyo and Purchaser.”

What are the classes and amounts of Ambit securities that you are offering to purchase in the Offer?

We are making the Offer to purchase all issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and following the Merger, the entire equity interest in, Ambit. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, we, Daiichi Sankyo and Ambit will cause the Merger to become effective immediately following the consummation of the Offer, without a meeting of stockholders of Ambit in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“Delaware Law”). Upon consummation of the Merger, Ambit will become a wholly owned subsidiary of Daiichi Sankyo. See Section 13 “Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights.”

How much are you offering to pay and what is the form of payment?

We are offering to pay $15.00, in cash (the “Closing Amount”), for each outstanding Share, plus one CVR per Share, (the Closing Amount plus the one CVR, collectively, or any such higher consideration per Share that may be paid pursuant to the Offer, the “Offer Price”), less any applicable withholding taxes and without interest. See Section 4 “Acceptance for Payment and Payment of Shares” of this Offer to Purchase.

Will I have to pay any fees, commissions or transfer taxes?

You are responsible for paying any fees or expenses you incur in tendering your Shares in the Offer. If you are the record owner of your Shares and you tender your Shares to the depositary for the Offer, American Stock Transfer and Trust Company, LLC (the “Depositary”), you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. You also may be required to pay transfer taxes if any apply. See the “Introduction” of this Offer to Purchase.

What is a CVR and how does it work?

A CVR represents the non-transferable contractual right to receive up to $4.50 per CVR, in cash, less any applicable withholding taxes and without interest, if certain commercialization related milestones relating to any pharmaceutical preparation for human use containing or comprising the compound known as quizartinib or AC220 (or certain specified forms of such compound), whether as the sole active pharmaceutical ingredient or in combination with one or more other active pharmaceutical ingredients (in any dosage form or formulation, presentation and line extension and in any mode of administration) (a “Product”). The milestones and payments can be summarized as follows:

•	$2.25 per CVR payable upon achievement of the first commercial sale (as defined in the Contingent Value Rights Agreement (the “CVR Agreement”)) in the United States of America of a Product for remission induction in patients with acute myeloid leukemia (“AML”), either alone or in combination with any other therapy, following any approval required from the United States Food and Drug Administration (the “FDA”) to market and sell the Product in the United States of America following submission of a new drug application for the product to the FDA (the “Front Line Milestone”). For the avoidance of doubt, a Front Line Milestone can only be achieved if the Product’s approval from the FDA does not require that a patient have received at least one (1) prior systemic therapy for AML; and

•	$2.25 per CVR payable upon achievement of the first commercial sale (as defined in the CVR Agreement) in the United States of America of a Product for the treatment of relapsed or refractory FMS-like tyrosine kinase 3 (FLT3)-positive AML in patients who have received at least one prior systemic therapy for AML following any approval required from the FDA to market and sell the Product in the United States of America following submission of a new drug application for the product to the FDA (the “Second Line Milestone”, and together with the Front Line Milestone, the “Milestones”).

Stockholders should read the CVR Agreement in its entirety for a more complete description of the Milestones summarized above. See Section 13 “Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights” of this Offer to Purchase.

Is it possible that no payments will become payable to the holders of Contingent Value Rights?

If the Milestones are not achieved, no payment will become payable to the holders of CVRs. It is possible that the Milestones will not be achieved, in which case you will receive only the Closing Amount for any Shares you tender in the Offer and no payments with respect to your CVRs. It is not possible to predict whether a payment will become payable with respect to the CVRs. See Section 13 “Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights” of this Offer to Purchase.

May I transfer my Contingent Value Rights?

The CVRs will not be transferable except:

•	upon death of a holder by will or intestacy;

•	pursuant to a court order;

•	by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity;

•	in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by the Book-Entry Transfer Facility (as defined below); and

•	by a holder of CVRs, at such holder’s option, to Daiichi Sankyo, in which case such transferring holder abandons all of such holder’s remaining rights in a CVR.

See Section 13 “Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights” of this Offer to Purchase.

Are there other material terms of the contingent cash payments?

In addition to the terms and conditions described above, the CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Daiichi Sankyo, Ambit or us. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs. See Section 13 “Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights” of this Offer to Purchase.

Do you have the financial resources to make payment in the Offer?

Yes. Daiichi Sankyo, or one of its affiliates, will provide us with sufficient funds to purchase all of the outstanding Shares that are validly tendered and to pay our related fees and expenses. Daiichi Sankyo has sufficient funds to make any payments required pursuant to the CVRs. See Section 11 “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender into the Offer?

No. We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consummation of the Offer is not subject to any financing condition;

•	the Offer is being made for all outstanding Shares of Ambit;

•	if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price, without interest, less any applicable withholding taxes);

•	we have sufficient funds available through our parent company, Daiichi Sankyo, to purchase all Shares validly tendered in the Offer and, if the Offer is consummated, to complete the Merger; and

•	as of October 10, 2014, Daiichi Sankyo, which has agreed to make any payments that may become payable with respect to the CVRs, had cash, cash equivalents and short-term investments that exceed the total maximum amount that may be payable with respect to the CVRs, and anticipates that it will continue to have cash, cash equivalents and short-term investments that exceed the total maximum amount that may be payable with respect to the CVRs.

While, for the reasons stated above, we do not believe our financial condition to be relevant to your decision to tender your Shares, you should consider the following in connection with your decision to tender your Shares:

•	Daiichi Sankyo’s future financial condition could deteriorate such that Daiichi Sankyo would not have the necessary cash or cash equivalents to make the payments that become payable with respect to the CVRs;

•	the CVRs will be effectively subordinated in right of payment to all of Daiichi Sankyo’s secured obligations to the extent of the collateral securing such obligations;

•	the CVRs will be effectively subordinated to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Daiichi Sankyo’s subsidiaries; and

•	the filing of a bankruptcy petition by, or on behalf of, Daiichi Sankyo may prevent Daiichi Sankyo from making some or all payments that become payable with respect to the CVRs.

See Section 11 “Source and Amount of Funds” of this Offer to Purchase.

Will the Offer be followed by a second-step merger if all the Shares are not tendered in the Offer?

If the Offer is completed and the other conditions to the merger of Purchaser into with and into Ambit (the “Merger”), set forth in the Agreement and Plan of Merger, dated September 28, 2014, between Daiichi Sankyo, Purchaser and Ambit (the “Merger Agreement”) are satisfied or waived, we, Daiichi Sankyo and Ambit will cause the Merger to become effective as soon as possible following the consummation of the Offer, without a meeting of the stockholders of Ambit in accordance with Section 251(h) of Delaware Law. If the Merger takes place, Daiichi Sankyo will own all of the Shares of Ambit and, subject to appraisal rights under Delaware Law, all Ambit stockholders who did not tender their Shares will receive $15.00 per Share in cash, without interest, less applicable withholding taxes, plus one CVR per Share, or any such higher consideration that may be paid pursuant to the Offer (the “Merger Consideration”) upon consummation of the Merger. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer would have appraisal rights in connection with the Merger under Delaware Law if these rights are perfected. See the “Introduction” of this Offer to Purchase. See also Section 13 “Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights” of this Offer to Purchase for a description of the conditions of the Merger and a summary of appraisal rights under Delaware Law.

For additional information regarding appraisal rights, you should review Annex B to this Offer to Purchase which contains Section 262 “Appraisal Rights” of Delaware Law.

If I decide not to tender, how will the Offer affect my Shares?

If we purchase Shares in the Offer, and certain other conditions are satisfied, we are obligated under the Merger Agreement to cause the proposed Merger to occur. If the Merger takes place, you will receive the Merger Consideration in exchange for your Shares, which is the same amount of consideration per Share that you would have received had you tendered your Shares in the Offer, subject to your right to pursue appraisal under Delaware Law. Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference between tendering your Shares and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares. See Section 8 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations” and Section 13 “Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights” of this Offer to Purchase.

How long do I have to decide whether to tender into the Offer?

You will have until 5:00 p.m. Eastern time on November 10, 2014, to tender your Shares in the Offer, unless we extend the expiration of the Offer. There is no procedure for guaranteed delivery in the Offer. Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares and deliver the required materials by the Expiration Date. See Section 1 “Terms of the Offer” and Section 2 “Procedures for Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. If the conditions of the Offer have not been satisfied or waived and the Merger Agreement has not been terminated, we may extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, until all conditions of the Offer have been satisfied or waived. If the conditions to the Offer have not been satisfied or waived and the Merger Agreement has not been terminated, Ambit may require us to extend the Offer on one occasion for an additional period of up to five (5) business days. In addition, we will extend the Offer either (a) for any period required by any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any nation, state, commonwealth, province, territory,

v

county, municipality, district or other jurisdiction of any nature; federal, state, local, municipal, foreign or other government; or governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity (as defined in the Merger Agreement) and any court, arbitrator or other tribunal (a “Governmental Body”) (or under the authority of the NASDAQ Global Select Market) (a “Legal Requirement”), any interpretation of the SEC, the staff thereof or the NASDAQ Global Select Market or (b) for up to ten (10) business days per extension until any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated. In no event shall we be required or permitted (without the prior written consent of Ambit) to extend the Offer more than one business day beyond January 31, 2015. See Section 1 “Terms of the Offer” of this Offer to Purchase.

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of us, Daiichi Sankyo or Ambit are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact, and we will make a public announcement of the extension no later than 5:00 p.m. Eastern time on the next business day following the Expiration Date of the Offer (including any extension of the Offer). See Section 1 “Terms of the Offer” of this Offer to Purchase.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of Delaware Law described above and the obligation of us, Daiichi Sankyo and Ambit to cause the Merger to become effective immediately following the consummation of the Offer, we expect the Merger to occur promptly after the consummation of the Offer. See Section 1 “Terms of the Offer.”

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available to the holders of Shares in connection with the Offer. If the Offer is consummated and then, subject to the terms and conditions of the Merger Agreement, the Merger is consummated, the holders of Shares immediately prior to the effective time of the Merger who did not tender their Shares in the Offer and have otherwise complied with the applicable procedures under Delaware Law will be entitled to appraisal rights for the “fair value” of such Shares. See Section 13 “Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights” and Annex B to this Offer to Purchase.

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares if:

•	the Merger Agreement is terminated;

•	there have not been validly tendered (that have not been validly withdrawn) Shares that considered together with all other Shares (if any) beneficially owned by Daiichi Sankyo and its affiliates, represent one more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer plus (y) the aggregate number of Shares issuable to holders of company options and company warrants from which Ambit has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of such company options and company warrants) (the “Minimum Condition”);

•

the representations of Ambit set forth in the Merger Agreement are not accurate to the extent described in Annex I of the Merger Agreement, as of the date of the Merger Agreement and prior to Purchaser accepting, for the first time, for payment and paying for such number of Shares validly tendered and not properly withdrawn pursuant to the Offer as satisfies the Minimum Condition (the “Offer Acceptance Time”);

•	Ambit does not comply with or perform in all material respects all of its covenants and agreements required under the Merger Agreement at or prior to the Offer Acceptance Time;

•	any applicable waiting periods under the HSR Act have not expired or otherwise been terminated;

•	a court of competent jurisdiction issues and there remains in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (and Daiichi Sankyo and Purchaser have taken all required actions to have such order lifted);

•	any pending legal proceeding by a Governmental Body having authority over us, Daiichi Sankyo or Ambit is (1) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (2) seeking to restrain or prohibit Daiichi Sankyo’s or its Affiliates’ (as defined in the Merger Agreement) ownership or operation of the business of Ambit, or of Daiichi Sankyo or its Affiliates, or, in connection with the Offer or the Merger, (4) seeking any of actions described in the second paragraph of Section 6.2(a) of the Merger Agreement or seeking to impose material limitations on the ability of Daiichi Sankyo or any of its Affiliates effectively to exercise full right of ownership of the Shares; and

•	the other conditions to the Offer described in Section 15 “Conditions to the Offer.”

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

How do I tender my Shares?

If your Shares are registered in your name and are held as physical certificates, before the expiration of the Offer, you must:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have your signature on the Letter of Transmittal guaranteed if required by the instructions to the Letter of Transmittal; and

•	mail or deliver the Letter of Transmittal, together with the certificates for your Shares and any other documents required by the Letter of Transmittal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.

If your Shares are registered in your name and are held in book-entry form, before the expiration of the Offer, you must:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed if required by the instructions to the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal, together with any other documents required by the Letter of Transmittal, to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	transfer your Shares through book-entry transfer into the account of the Depositary.

If your Shares are held in street name (i.e., through a broker, dealer, bank, trust company or nominee), before the expiration of the Offer, you must contact your broker, dealer, bank, trust company or other nominee and request that your Shares be tendered in the Offer.

There is no procedure for guaranteed delivery in the Offer.

For additional information on the procedures for tendering your Shares, see Section 2 “Procedures for Tendering Shares” of this Offer to Purchase.

Until what time may I withdraw previously tendered Shares?

You can withdraw Shares at any time until the Offer has expired. Also, if we have not accepted and paid for your Shares by December 9, 2014, you can withdraw Shares at any time thereafter until we do accept your Shares for payment. See Section 1 “Terms of the Offer” and Section 3 “Withdrawal Rights” of this Offer to Purchase.

How do I properly withdraw previously tendered Shares?

You or your nominee must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 1 “Terms of the Offer” and Section 3 “Withdrawal Rights” of this Offer to Purchase.

Can holders of restricted stock units, stock options and warrants participate in the tender offer?

The Offer is only for Shares and not for any restricted stock units, options or warrants. Holders of unexercised options or warrants to acquire Shares may exercise such options or warrants (to the extent they are exercisable) in accordance with the terms of the applicable options or warrants and tender some or all of the Shares issued upon such exercise. Holders of restricted stock units may not participate in the Offer. See Section 13 “Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights” of this Offer to Purchase.

When and how will I be paid for my tendered Shares?

Unless the Offer is extended in accordance with the Merger Agreement and subject to all of the conditions to the Offer having been satisfied or waived, we will promptly, after we are legally permitted to do so under applicable law, accept for payment Shares tendered pursuant to the Offer. Promptly after the acceptance for payment of Shares tendered pursuant to the Offer, we will pay for these Shares. See Section 4 “Acceptance for Payment and Payment of Shares” of this Offer to Purchase.

What does the board of directors of Ambit think of the Offer?

On September 28, 2014, the board of directors of Ambit unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger (collectively, the “Transactions”), are fair to and in the best interests of Ambit and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that Ambit’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (iv) agreed that the Merger Agreement shall be subject to Section 251(h) of Delaware Law (all such recommendations, the “Company Board Recommendation”). See the “Introduction” to this Offer to Purchase.

Have any Ambit stockholders agreed to tender their Shares?

Yes. Each of the directors and certain stockholders affiliated with the directors of Ambit have entered into a Tender Agreement with us and Daiichi Sankyo pursuant to which such stockholders will tender into the Offer all Shares beneficially owned by them. Each of such stockholders has agreed not to withdraw such Shares from the

Offer unless the applicable Tender Agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. Collectively, the directors of Ambit, and their stockholder affiliates, have agreed to tender into the Offer 4,644,521 Shares held by them as of September 28, 2014, or 26% of the issued and outstanding Shares. See Section 13 “Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights” of this Offer to Purchase.

What is the market value of my Shares as of a recent date?

On September 26, 2014, the last trading day before we and Ambit publicly announced the execution of the Merger Agreement, the last sale price of the Shares reported on The NASDAQ Global Market was $8.20 per share. On October 9, 2014, the last trading day before we commenced the Offer, the last sale price of the Shares was $15.42 per share.

We advise you to obtain a recent quotation for Shares of Ambit in deciding whether to tender your Shares. See Section 7 “Price Range of Shares; Dividends.”

What are the United States federal income tax consequences of tendering Shares?

The receipt of cash and CVRs in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a holder recognizes, and the timing and character of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty. See Section 6 “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” for a discussion of certain material U.S. federal income tax consequences of tendering Shares into the Offer.

To whom should I talk if I have additional questions about the Offer?

You may call Mackenzie Partners Inc., the Information Agent, toll-free at (800) 322-2885.

To the Holders of Shares of

Common Stock of Ambit Biosciences Corporation:

INTRODUCTION

We, Charge Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Daiichi Sankyo Company, Limited (“Daiichi Sankyo”), a Japanese corporation with its principal office at 3-5-1, Nihonbashi-honcho, Chuo-ku, Tokyo 103-8426, Japan, are offering to purchase all of the outstanding shares of common stock, par value $0.001 (the “Shares”), of Ambit Biosciences Corporation (“Ambit”) at, a price of $15.00, in cash (the “Closing Amount”), for each outstanding Share, plus one non-transferable contingent value right (“CVR”) per Share, which represents the contractual right to receive a cash payment of $2.25 if a certain commercialization related milestone regarding quizartinib, as described in and under the conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”) is achieved and another cash payment of $2.25 if a certain other commercialization related milestone regarding quizartinib, as described in and under the conditions set forth in the CVR Agreement is achieved, up to a maximum payment of $4.50 per CVR (the Closing Amount plus one CVR, or any such higher consideration per Share that may be paid pursuant to the Offer is referred to in this Offer to Purchase as the “Offer Price”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in this offer to purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”. In this Offer to Purchase, unless the context requires otherwise, the terms “we,” “our” and “us” refer to Purchaser.

We are a Delaware corporation newly formed in connection with the Offer and the transactions contemplated by the Merger Agreement (as defined below). Daiichi Sankyo is a leading global pharmaceutical company headquartered in Japan. For additional information about us and Daiichi Sankyo, see Section 10 “Certain Information Concerning Daiichi Sankyo and Purchaser.”

Tendering stockholders whose Shares are registered in their own names and who tender directly to American Stock Transfer and Trust Company, LLC, which is acting as the Depositary (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through banks, brokers or other nominees should check with such institutions as to whether they charge any service fees. We will pay all fees and expenses of the Depositary and Mackenzie Partners, Inc., which is acting as the Information Agent (the “Information Agent”), incurred in connection with the Offer. See Section 17 “Fees and Expenses” of this Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of September 28, 2014, among Daiichi Sankyo, Purchaser and Ambit. Subject to the provisions of the Merger Agreement and the satisfaction or waiver of certain conditions, on the same date as the time of the acceptance of Shares pursuant to the Offer (the “Offer Acceptance Time”) and immediately following the Offer Acceptance Time, we, Daiichi Sankyo and Ambit will cause Purchaser to merge with and into Ambit (the “Merger”), with the surviving entity, Ambit (the “Surviving Corporation”), becoming a wholly owned subsidiary of Daiichi Sankyo, without a meeting of stockholders of Ambit in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“Delaware Law”). In the Merger, each outstanding Share (other than Shares owned by us and Daiichi Sankyo, by Ambit as treasury stock or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware Law) will be converted into the right to receive the same consideration as received by stockholders who tendered their shares in the Offer (the “Merger Consideration”). Stockholders who exercise appraisal rights under Delaware Law will be entitled to receive a judicially determined fair value for their Shares, which value could be more or less than the Merger Consideration. The Merger Agreement is more fully described in Section 13 “Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights” of this Offer to Purchase.

On September 28, 2014, the board of directors of Ambit unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger (collectively, the “Transactions”), are fair to and in the best interests of Ambit and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that Ambit’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (iv) agreed that the Merger Agreement shall be subject to Section 251(h) of Delaware Law. The factors considered by the board of directors of Ambit in arriving at its decision to approve the Merger Agreement, the Offer and the Merger and to recommend that stockholders of Ambit accept the Offer and tender their Shares in the Offer are described in Ambit’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which will be filed with the Securities and Exchange Commission (the “SEC”) and will be mailed to stockholders of Ambit.

The Offer is conditioned upon, among other things, (a) at the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn, together with all other Shares (if any) beneficially owned by Daiichi Sankyo and its Affiliates (as defined in the Merger Agreement), represents one more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer plus (y) the aggregate number of Shares issuable to holders of Company Options (as defined in the Merger Agreement) and Company Warrants (as defined in the Merger Agreement) from which Ambit has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Company Options and Company Warrants (the “Minimum Condition”)), and (b) immediately prior to the expiration of the Offer, any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The Offer is also subject to certain other conditions. We may waive any of these conditions, other than the Minimum Condition, in whole or in part at any time and from time to time and in our sole discretion, subject in each case to the terms of the Merger Agreement. See Section 15 “Conditions to the Offer.”

Consummation of the Merger is subject to the following conditions: (a) no statute, rule, executive order, regulation shall have been enacted, issued, enforced or promulgated by any Governmental Body which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing or making illegal the consummation of the Merger, and (b) that the Shares validly tendered and not withdrawn pursuant to the Offer are accepted for payment and paid for pursuant to the Offer and the terms of the Merger Agreement.

As provided in the Merger Agreement, as of September 26, 2014, (1) 18,002,484 Shares were issued (and not held by Ambit as treasury shares) and outstanding, (2) 1,137,834 Shares were issuable upon the exercise of outstanding options granted under Ambit’s 2011 Equity Incentive Plan, (3) 1,080,143 Shares were issuable upon the exercise of outstanding options granted under Ambit’s 2013 Equity Incentive Plan, (4) 10,383 Shares were estimated to be subject to outstanding purchase rights under Ambit’s Employee Stock Purchase Plan, (5)1,569,022 Shares were issuable upon exercise of warrants, (6) 598,824 Shares were subject to or otherwise deliverable in connection with outstanding restricted stock units, (7) 722,685 Shares were reserved for future issuance under Ambit’s equity plans, excluding annual automatic increases to the Shares available for issuance under Ambit’s 2013 Equity Incentive Plan scheduled to occur following the date of the Merger Agreement under the terms of the plan, (8) 249,937 Shares reserved for future issuance under Ambit’s Employee Stock Purchase Plan scheduled to occur following the date of the Merger Agreement under the terms of the plan and (9) no preferred shares were issued and outstanding. Based upon the foregoing and assuming that (i) no other Shares were or are issued after September 26, 2014 and (ii) Ambit did not and does not receive notices of exercise with respect to any Company Options (as defined in the Merger Agreement) or Company Warrants (as defined in the Merger Agreement) prior to the expiration of the Offer, the Minimum Condition would be satisfied if at least 9,001, 243 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer. See Section 13 “Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights” of this Offer to Purchase.

Each of the directors and certain stockholders affiliated with the directors of Ambit has entered into a Tender Agreement with us and Daiichi Sankyo pursuant to which such stockholder will tender into the Offer all Shares beneficially owned by them. Each of these stockholders has agreed not to withdraw such Shares from the Offer unless the Tender Agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. These stockholders held 4,644,521 Shares as of September 28, 2014. See Section 13 “Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights” of this Offer to Purchase.

The Offer is made only for Shares and is not made for any restricted stock units, options or warrants. Holders of unexercised options or warrants to acquire Shares may exercise such options or warrants (to the extent they are exercisable) in accordance with the terms of the applicable options or warrants and tender some or all of the Shares issued upon such exercise. Holders of restricted stock units may not participate in the Offer. See Section 13 “Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of this Offer to Purchase.

Certain U.S. federal income tax consequences to stockholders of the exchange of Shares pursuant to the Offer and the Merger are described in Section 6 “Material United States Federal Income Tax Consequences” of this Offer to Purchase.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND STOCKHOLDERS OF AMBIT SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE SUCH STOCKHOLDERS MAKE ANY DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay at a price of $15.00, in cash (the “Closing Amount”), for each outstanding Share, plus one non-transferable contingent value right (“CVR”) per Share, which represents the contractual right to receive a cash payment of $2.25 if a certain commercialization related milestone regarding quizartinib, as described in and under the conditions set forth in the CVR Agreement is achieved and another cash payment of $2.25 if a certain other commercialization related milestone regarding quizartinib, as described in and under the conditions set forth in the CVR Agreement, is achieved, up to a maximum payment of $4.50 per CVR, (the Closing Amount plus the one CVR, or any such higher consideration per share that may be paid pursuant to the Offer is referred to in this Offer to Purchase as the “Offer Price”), less any applicable withholding taxes and without interest, for all such Shares validly tendered prior to the expiration of the Offer and not theretofore validly withdrawn in accordance with Section 3 of this Offer to Purchase. The scheduled time and date for the expiration of the Offer is 5:00 p.m. Eastern time on November 10, 2014, unless we extend the period of time during which the Offer is open in accordance with the terms of the Merger Agreement.

Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, we, Daiichi Sankyo and Ambit will cause the Merger to become effective immediately following the consummation of the Offer, without a meeting of the stockholders of Ambit in accordance with Section 251(h) of Delaware Law.

If the conditions of the Offer have not been satisfied or waived and the Merger Agreement has not been terminated, we may extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, until all conditions of the Offer have been satisfied or waived. If the conditions to the Offer have not been satisfied or waived and the Merger Agreement has not been terminated, Ambit may require us to extend the Offer for one period of up to five (5) business days until all conditions to the Offer have been satisfied or waived. In addition, we will extend the Offer either (a) for any period required by any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body ( or under the authority of NASDAQ) (“Legal Requirement”), any interpretation or position of the Securities and Exchange Commission (the “SEC”), the staff thereof or the NASDAQ Global Select Market (“NASDAQ”) applicable to the Offer or (b) periods of up to ten (10) business days per extension until any waiting period under the HSR Act (and any extension thereof) applicable to the consummation of the Offer shall have expired or been terminated. In no event shall we be required or permitted (without the prior written consent of Ambit) to extend the Offer more than one business day beyond January 31, 2015 (the “End Date”).

If we extend the Offer, we will inform the Depositary of that fact, and we will make a public announcement of the extension no later than 5:00 p.m. Eastern time on the next business day following the Expiration Date of the Offer (including any extension of the Offer).

Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

Except as described in the next sentence, we may, at any time and from time to time, waive any condition to the Offer, by giving oral or written notice of such waiver to the Depositary. Without the prior written consent of Ambit, we will not:

•	decrease the Closing Amount or amend the terms of the CVRs or the Contingent Value Rights Agreement to be entered into by Daiichi Sankyo and Broadridge Corporate Issuer Solutions, Inc., as rights agent (the “CVR Agreement”);

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased by us pursuant to the Offer;

•	change or waive the Minimum Condition;

•	impose additional conditions or requirements to the Offer; or

•	otherwise amend any other term or condition to the Offer in a manner that adversely affects, or reasonably could be expected to adversely affect any holder of Shares in its capacity as such.

If immediately prior to the expiration of the Offer, any or all of the conditions to the Offer have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, we may:

•	unless requested to extend the Offer by Ambit (which Ambit may only request once), terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•	except as set forth above, including the restriction on waiving the Minimum Condition, waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the expiration of the Offer and not theretofore validly withdrawn;

•	extend the Offer (under the circumstance and subject to the conditions described above and in the Merger Agreement) and, subject to the right of stockholders to withdraw Shares until the expiration of the Offer, retain the Shares that have been tendered during the period or periods for which the Offer is extended; or

•	except as set forth above, amend the Offer.

Any extension, waiver, amendment or termination will be followed promptly by public announcement thereof consistent with the requirements of the SEC. An announcement in the case of an extension will be made no later than 5:00 p.m. Eastern time on the next business day after the previously scheduled expiration of the Offer. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Securities Exchange Act of 1934 (the “Exchange Act”), which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to PR Newswire. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

If we make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten (10) business days is generally required to allow for adequate dissemination to stockholders.

Ambit has provided us with its stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Procedures for Tendering Shares.

Valid Tender. No alternative, conditional or contingent tenders will be accepted. There is no procedure for guaranteed delivery in the Offer. A stockholder must follow one of the following procedures to validly tender Shares pursuant to the Offer:

•	for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal properly completed and duly executed, any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer;

•	for Shares held in book-entry form, either (a) a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or (b) an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered pursuant to the book-entry transfer procedures described below under “Book-Entry Transfer,” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the expiration of the Offer; or

The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the election and risk of the tendering stockholder. Shares and other required materials will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer. Any financial institution that is a participant of the Book-Entry Transfer Facility’s system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.”

Agent’s Message. The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (1) the Letter of Transmittal is signed by the registered holder(s) of Shares (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal, or (2) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program, the Stock Exchange Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the

Exchange Act) (each of the foregoing, an “Eligible Institution”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a certificate representing Shares is not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the certificate representing such Shares must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on such certificate, with the signature(s) on such certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

No Guaranteed Delivery. There is no procedure for guaranteed delivery in the Offer and therefore tenders must be received by the Expiration Date.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Appointment as Proxy. By executing a Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message, in lieu of a Letter of Transmittal), a tendering stockholder will irrevocably appoint our designees as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given or executed, will not be effective). Our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares in respect of any annual, special, adjourned or postponed meeting of Ambit’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. In order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Ambit’s stockholders.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our reasonable discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders reasonably determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. Neither we nor any of Daiichi Sankyo, Ambit, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

United States Federal Income Tax Withholding and Backup Withholding. Under the United States federal income tax backup withholding rules, 28% of the gross proceeds payable to a tendering United States Holder (as defined below in Section 6 “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase) or other payee pursuant to the Offer or the Merger must be withheld and remitted to the United States Treasury, unless the United States Holder or other payee provides his or her correct taxpayer identification number (employer identification number or social security number) to the Depositary, certifies as to no loss of exemption from backup withholding and complies with applicable requirements of the backup withholding rules, or such United States Holder is otherwise exempt from backup withholding. Therefore, unless an exemption exists and is proven in a manner satisfactory to the Depositary, each tendering United States Holder should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. Certain United States Holders (including, among others, corporations) are not subject to these backup withholding requirements. In addition, in order for a Non-United States Holder to avoid backup withholding, the Non-United States Holder must submit a statement (generally, an IRS Form W-8BEN, W-8BEN-E or W-8ECI), signed under penalties of perjury, attesting to that Non- United States Holder’s exempt status. Such statements can be obtained from the Depositary or the IRS website at www.irs.gov.

ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE IRS FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR SUCH OTHER IRS FORM AS MAY BE APPLICABLE) MAY BE SUBJECT TO UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER.

3.	Withdrawal Rights.

Except as otherwise provided in this Section 3, tenders of Shares are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the expiration of the Offer and, unless theretofore accepted pursuant to the Offer, at any time after December 9, 2014.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures, in which case a notice of withdrawal will be effective and proper if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 2 at any time prior to the expiration of the Offer.

We will determine in our sole discretion all questions as to the form and validity (including time of receipt) of any notice of withdrawal, which determination will be final and binding. Neither we nor any of Daiichi Sankyo, Ambit, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method of delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

4.	Acceptance for Payment and Payment of Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and will pay for all Shares validly tendered prior to the expiration of the Offer and not validly withdrawn in accordance with Section 3 promptly after the expiration of the Offer. Subject to the Merger Agreement, we expressly reserve the right, in our sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law or if other conditions to our obligations described in Section 15 “Conditions to the Offer” are not satisfied. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer). If we are delayed in our acceptance for payment of or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer, then, without prejudice to our rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 3 “Withdrawal Rights” of this Offer to Purchase.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates for such Shares, together with a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or (2) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase, a Book-Entry Confirmation and either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message, and (3) any other documents required by the Letter of Transmittal.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to us and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering stockholders for the purpose of receiving payment and transmitting payment to tendering stockholders whose Shares have been accepted for payment, provided that Daiichi Sankyo will not be required to deposit the funds due in connection with the CVRs unless and until such deposit is required pursuant to the terms of the CVR Agreement. Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, promptly after the expiration or termination of the Offer, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility).

We reserve the right to transfer or assign, in whole or from time to time in part, to Daiichi Sankyo, or to one or more affiliates of Daiichi Sankyo, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us or Daiichi Sankyo of our obligations under the Offer and will in no way impede or delay the consummation of the Offer or Merger or otherwise imped the rights of the stockholders of Ambit.

5.	Japanese Tax Considerations

Payments made with respect to the CVR will not be considered royalties or interest for Japanese national tax purposes. Therefore, no amounts will be required to be withheld on account of Japanese income taxes from payments with respect to the CVR made to non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan. The foregoing statement regarding Japanese taxation is based on the laws in force and as interpreted by the Japanese tax authorities as of the date hereof and is subject to changes in the applicable Japanese laws or interpretations thereof occurring after the date hereof.

6.	Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of certain U.S. federal income tax consequences of the Offer and the Merger to stockholders whose Shares are exchanged for cash and CVRs pursuant to the Offer or whose Shares are converted into the right to receive cash and CVRs in the Merger and U.S. federal income tax considerations related to the ownership of CVRs received in the Offer or the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. The discussion applies only to holders that hold their Shares and will hold their CVRs as capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, holders that purchase or sell Shares as part of a wash sale for tax purposes, holders in special tax situations (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies”), or United States Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of the alternative minimum tax, the Medicare tax on net investment income, the U.S. federal gift or estate tax, or state, local or foreign taxation. This discussion also does not address the tax consequences to holders of Shares who exercise appraisal rights under Delaware Law.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the tax activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of tendering or exchanging Shares pursuant to the Offer or the Merger.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE BASED ON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER SHOULD CONSULT SUCH HOLDER’S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH HOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER, THE MERGER AND OF HOLDING CVRS TO SUCH HOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT, STATE, LOCAL AND OTHER TAX LAWS.

United States Holders. For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for these purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

The receipt of cash and CVRs for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a United States Holder recognizes, and the timing and character of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty.

There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of the CVRs at the time of the closing of the Offer or the effective time of the Merger (the “Effective Time”), as the case may be. The receipt of the CVRs as part of the transaction consideration may be treated as a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes. Pursuant to IRS regulations dealing with contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is “reasonably ascertainable,” a United States Holder should treat the transaction as a “closed transaction” and the fair market value of the CVRs as part of the consideration received in the Offer or the Merger for purposes of determining gain or loss. These IRS regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable. The installment method of reporting any gain attributable to receipt of a CVR generally will not be available with respect to the sale of Shares because the Shares are traded on an established securities market.

If the receipt of the CVRs is treated as part of a closed transaction for U.S. federal income tax purposes, a United States Holder generally will recognize gain or loss in an amount equal to the difference between (1) such United States Holder’s adjusted tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash and CVRs in the Merger and (2) the amount of cash received in the Offer or the Merger and the fair market value of the CVRs received in exchange for such Share. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of the exchange (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by an individual generally will be taxed at preferential rates. Net capital losses may be subject to limits on deductibility.

If the receipt of the CVRs is treated as part of a closed transaction for U.S. federal income tax purposes, a United States Holder’s initial tax basis in the CVR received in either the Offer or the Merger should equal the fair market value of such CVR, as determined for U.S. federal income tax purposes. The holding period for the CVR should begin on the day following the date of the closing of the Offer or the Effective time, as the case may be.

The question of whether this is a “rare and extraordinary” case where the fair market value of the CVRs is not “reasonably ascertainable” is an inherently factual question. United States Holders should consult their own tax advisor regarding this issue. If the value of the CVRs is not reasonably ascertainable and the transaction is treated as an “open transaction” for U.S. federal income tax purposes, the CVRs would not be taken into account in determining a United States Holder’s taxable gain or loss upon receipt of cash and the CVRs in the Offer or the Merger, as the case may be. In this case, any gain or loss on the United States Holder’s Shares attributable to the CVRs would be deferred, and the United States Holder would take no tax basis in the CVRs but would be subject to tax as payments under the CVRs where made or deemed made in accordance with the U.S. holder’s regular method of accounting. A portion of such payments would be treated as interest income under Section 483 of the Code (as described below) and the balance, in general, as capital gain (as described immediately below).

In addition, there is no legal authority directly addressing the U.S. federal income tax treatment of receiving payments on the CVRs and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs are uncertain. For example, payments with respect to the CVRs may be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. In addition, it is unclear how a United States Holder of the CVRs recovers its adjusted tax basis, if any, with respect to payments thereon. Daiichi Sankyo intends to treat payments on the CVRs as giving rise to capital gain or loss.

The portion of any payment made with respect to a CVR treated as imputed interest under Section 483 of the Code will be determined at the time such payment is made and generally should equal the excess of (1) the amount of the CVR payment over (2) the present value of such amount as of the closing of the Offer or the Effective Time, as the case may be, calculated using the applicable federal rate as the discount rate. A United States Holder must include in its taxable income interest imputed pursuant to Section 483 of the Code using such Holder’s regular method of accounting.

Non-United States Holders. For purposes of this discussion, the term “Non-United States Holder” means a beneficial owner of Shares that is neither a United States Holder nor a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes).

In general, a Non-United States Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash and CVRs in the Merger unless:

•	the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-United States Holder’s permanent establishment in the United States), in which event (i) the Non-United States Holder will be subject to U.S. federal income tax in the same manner as if it were a United States Holder (but such Non-United States Holder should provide an IRS Form W-8ECI instead of an IRS Form W-9), and (ii) if the Non-United States Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty);

•	the Non-United States Holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, in which event the Non-United States Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares net of applicable U.S. source losses from sales or exchanges of other capital assets recognized during the year; or

•	Ambit is or has been a United States real property holding corporation for U.S. federal income tax purposes and the Non-United States Holder held, directly or indirectly, at any time during the shorter of (i) five-year period ending on the date of sale (or, if applicable, the date of the Merger) and (ii) the period during which the Non-United States Holder held such Shares, more than 5% of the Shares and such holder is not eligible for any treaty exemption.

Ambit believes it is not and has not been within the past five years, and does not anticipate becoming before the date of sale (or, if applicable, the date of the Merger), a United States real property holding corporation for U.S. federal income tax purposes.

Information Reporting and Backup Withholding. Payments made to a non-corporate United States Holder in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding.” See Section 2 — “Procedures for Tendering Shares — United States Federal Income Tax Withholding and Backup Withholding” of this Offer to Purchase.

Backup withholding generally applies if a United States Holder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. A Non-United States Holder generally will be exempt from information reporting and backup withholding if it certifies on an IRS Form W-8BEN or W-8BEN-E that it is not a U.S. person, or otherwise establishes an exemption in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax and may be refunded by the Internal Revenue Service to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from information reporting and backup withholding, including corporations. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. Each holder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering United States Holders may be able to prevent backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or, in the case of Non-United States Holders, an IRS Form W-8BEN or W-8BEN-E or other applicable form.

7.	Price Range of Shares; Dividends.

The Shares are listed on the NASDAQ Global Market under the symbol “AMBI.” The following table sets forth, for each of the periods indicated, the high and low sales prices per Share as reported on NASDAQ:

	High	Low
Year Ended December 31, 2014
First Quarter	$12.56	$8.52
Second Quarter	$9.86	$5.75
Third Quarter	$15.92	$4.80
Fourth Quarter (through October 9, 2014)	$15.55	$15.33

Year Ended December 31, 2013
Second Quarter (commencing May 16, 2013)[1]	$8.24	$6.22
Third Quarter	$17.11	$7.01
Fourth Quarter	$21.44	$7.77

1.	Ambit’s initial public offering was priced on May 15, 2013 and its common stock began trading on The NASDAQ Global Market on May 16, 2013. Prior to such time, there was no public market for Ambit’s common stock.

On September 26, 2014, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price on the NASDAQ Global Market was $8.20 per Share. On October 9, 2014, the last full trading day before commencement of the Offer, the last reported sales price on the NASDAQ Global Market was $15.42 per Share.

We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares.

According to its Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC Ambit has never declared or paid cash dividends with respect to the Shares. Under the terms of the Merger Agreement, Ambit is not permitted to declare or pay any dividend in respect of the Shares without Daiichi Sankyo’s prior written consent.

8.	Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations

Because the Merger will be governed by Section 251(h) of Delaware Law, no stockholder vote will be required to consummate the Merger. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, we, Daiichi Sankyo and Ambit have agreed to cause the Merger to become effective immediately following the consummation of the Offer. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

Share Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NASDAQ Global Select Market. According to the published guidelines of The NASDAQ Stock Market LLC, a security must have a minimum bid price of $1, there must be at least 400 total holders and/or holders of record and the security must meet one of three maintenance standards for continued listing on the NASDAQ Global Market. The first maintenance standard requires that there be at least $10 million in stockholders’ equity, at least 750,000 publicly held shares, a market value of at least $5 million for all publicly held shares and at least two registered and active market makers for the shares. The second maintenance standard requires that the market value of listed securities is at least $50 million; there are at least 1.1 million publicly held shares with an aggregate market value of at least $15 million and at least four registered and active market makers for the shares. The third maintenance standard requires that the issuer’s total assets and total revenue each are at least $50 million for the most recently completed fiscal year or two of the three most recently completed fiscal years, there are at least 1.1 million publicly held shares with an aggregate market value of at least $15 million and at least four registered and active market makers for the shares. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered to be publicly held for the purpose of the maintenance standards.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Ambit to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Ambit to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Ambit, such as the short-swing profit-recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Ambit and persons holding “restricted securities” of Ambit to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), may be impaired or eliminated. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. We intend to seek to cause Ambit to apply for termination of registration of the Shares under the Exchange Act following the completion of the Offer.

Margin Regulations. The Shares are currently “margin stock” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin stock” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

9.	Certain Information Concerning Ambit.

Except as otherwise set forth in this Offer to Purchase, the information concerning Ambit contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other publicly available information and is qualified in its entirety by reference thereto. None of Purchaser, Daiichi Sankyo, the Information Agent or the Depositary take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Ambit to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to us, Daiichi Sankyo, the Information Agent and the Depositary.

General. Ambit is a Delaware corporation with its principal offices at 11080 Roselle Street, San Diego, California 92121. The telephone number is (858) 334-2100. According to its Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC, Ambit is a biopharmaceutical company focused on the discovery, development and commercialization of drugs to treat unmet medical needs in oncology, autoimmune and inflammatory diseases by inhibiting kinases that are important drivers for those diseases. Ambit’s Shares are traded on NASDAQ under the symbol “AMBI”.

Available Information. Ambit is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning Ambit’s directors and officers, their remuneration, stock options and other matters, the principal holders of Ambit’s securities and any material interest of such persons in transactions with Ambit is required to be disclosed in Ambit’s proxy statements distributed to Ambit’s stockholders and filed with the SEC. The SEC provides electronic document retrieval on its website for most reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, which can be found at the SEC’s website, http://www.sec.gov. Such information should also be available for inspection at the public reading rooms of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Copies of such information that is not posted to the SEC’s website may be obtained (i) by mail by writing to the Office of FOIA/PA Operations at the SEC at 100 F Street, N.E., Washington, DC 20549, (ii) by faxing such request to (202) 772-9337, or (iii) by using its online form available at its website at http://www.sec.gov.

10.	Certain Information Concerning Daiichi Sankyo and Purchaser.

Daiichi Sankyo, a Japanese corporation with its principal office at 3-5-1, Nihonbashi-honcho, Chuo-ku, Tokyo 103-8426, Japan, was established in 2005 as a holding company for Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd. following a stock transfer. In 2007, the companies were merged together as one. Sankyo Company, Limited was originally established in 1899 and Daiichi Pharmaceuticals Co., Ltd. was originally established in 1915. Daiichi Sankyo Company, Limited, together with its subsidiaries (including the subsidiaries listed on Annex A), is a leading global pharmaceutical company.

We are a Delaware corporation and a wholly owned subsidiary of Daiichi Sankyo, and we were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The address of our principal executive office is Two Hilton Court, Parsippany, New Jersey 07054 and the telephone number our principal executive office is (973) 359-2600. To date, we have not carried on any activities other than those related to our formation and the Merger Agreement, including making the Offer. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, we, Daiichi Sankyo and Ambit will cause the Merger to become effective immediately following the consummation of the Offer, without a meeting of the stockholders of Ambit in accordance with Section 251(h) of Delaware Law.

Additional Information. Certain information concerning the directors and executive officers of Daiichi Sankyo and Purchaser and the wholly owned subsidiaries of Daiichi Sankyo that control Purchaser is set forth in Annex A to this Offer to Purchase.

Neither Daiichi Sankyo, Purchaser, nor, to the best knowledge of Daiichi Sankyo and Purchaser, any of the persons listed in Annex A to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Daiichi Sankyo, Purchaser, nor, to the best knowledge of Daiichi Sankyo and Purchaser, any of the persons listed in Annex A has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

Past Contacts, Transactions, Negotiations and Agreements. Except as set forth in Section 12 “Background of the Offer; Contacts and Transactions with Ambit” of this Offer to Purchase and elsewhere in this Offer to Purchase:

•	none of Daiichi Sankyo, Purchaser, or, to the best knowledge of Daiichi Sankyo and Purchaser, any of the persons listed in Annex A to this Offer to Purchase, or any associate or majority-owned subsidiary of any of the foregoing (1) beneficially owns or has a right to acquire any Shares or any other equity securities of Ambit; (2) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Ambit; or (3) has effected any transaction in the Shares or any other equity securities of Ambit during the past sixty (60) days;

•	during the past two years, there have not been any transactions which would be required to be disclosed under the rules and regulations of the SEC between any of Daiichi Sankyo, Purchaser or any of their respective subsidiaries, or, to the best knowledge of Daiichi Sankyo and Purchaser, any of the persons listed in Annex A to this Offer to Purchase, on the one hand, and Ambit or any of its executive officers, directors or affiliates, on the other hand; and

•	during the past two years, there have not been any negotiations, transactions or material contacts between any of Daiichi Sankyo, Purchaser, any of their respective subsidiaries or, to the best knowledge of Daiichi Sankyo and Purchaser, any of the persons listed in Annex A to this Offer to Purchase, on the one hand, and Ambit or its affiliates, on the other hand, concerning any merger, consolidation, acquisition, tender offer or other acquisition of securities of Ambit, any election of directors of Ambit, or any sale or other transfer of a material amount of assets of Ambit.

Each of Daiichi Sankyo and Purchaser disclaims that it is an “affiliate” of Ambit within the meaning of Rule 13e-3 under the Exchange Act.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we and Daiichi Sankyo have filed with the SEC a Tender Offer Statement on Schedule TO (as may be amended this Offer to Purchase and other or supplemented from time to time, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO and such documents are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us and Daiichi Sankyo with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

11.	Source and Amount of Funds.

We estimate that the total amount of funds required to pay the Offer Price with respect to all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $410 million on a fully diluted basis.

We estimate, based on the information provided by Ambit, that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to consummate the Merger could be up to approximately $410 million, which consists of approximately $315 million in Closing Amounts and related fees and expenses and up to approximately $95 million in payments pursuant to the CVRs. Daiichi Sankyo currently has available to it, and Daiichi Sankyo will cause Purchaser to have, (a) at the time of the acceptance of Shares pursuant to the Offer (the “Offer Acceptance Time”), sufficient unrestricted funds to pay the portion of the aggregate Closing Amount applicable to all Shares validly tendered into the Offer and related fees and expenses, subject to the terms and conditions of the Offer and the Merger Agreement and related fees and expenses, and (b) at the Effective Time, sufficient unrestricted funds to pay the remainder of the aggregate Closing Amount, subject to the terms and conditions of the Merger Agreement and related fees and expenses.

In addition, as of October 10, 2014, Daiichi Sankyo had cash, cash equivalents and short term investments that exceed the total maximum amount that may be payable with respect to the CVRs and anticipates that it will continue to have cash, cash equivalents and short term investments that exceed the total maximum amount that may be payable at any time with respect to the CVRs; however, you should consider the fact that Daiichi Sankyo’s future financial condition could deteriorate such that Daiichi Sankyo would not have the necessary cash or cash equivalents to make the payments that become payable with respect to the CVRs. Furthermore, you should also consider the fact that: (1) holders of CVRs will have no greater rights against Daiichi Sankyo than those accorded to general unsecured creditors under applicable law; (2) the CVRs will be effectively subordinated in right of payment to all of Daiichi Sankyo’s secured obligations to the extent of the collateral securing such obligations; (3) the CVRs will be effectively subordinated to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Daiichi Sankyo’s subsidiaries; and (4) the filing of a bankruptcy petition by, or on behalf of, Daiichi Sankyo, may prevent Daiichi Sankyo from making some or all payments that become payable with respect to the CVRs.

12.	Background of the Offer; Contacts and Transactions with Ambit.

References to Daiichi Sankyo below in certain cases may be references to us or other entities that are affiliates of Daiichi Sankyo.

Background of the Offer

Daiichi Sankyo regularly evaluates its business and plans and considers a variety of transactions to enhance its business. Daiichi Sankyo has considered a number of alternatives for developing its businesses, including partnerships and acquisitions of other companies and businesses.

On December 16, 2013, Ambit’s business development team contacted representatives of Daiichi Sankyo to set up an introductory partnering meeting in conjunction with the JP Morgan Global Healthcare Conference.

On January 13, 2014, representatives of Daiichi Sankyo attended an in person meeting with representatives of Ambit at the JP Morgan Global Health Conference at which the possibility of a licensing transaction was discussed.

On February 3, 2014, Ambit and Daiichi Sankyo entered into a non-disclosure agreement regarding the potential licensing transaction.

On February 27, 2014, representatives of Ambit and representatives of Daiichi Sankyo held a conference call to discuss the status of Ambit’s quizartinib program.

On March 5, 2014, representatives of Daiichi Sankyo received access to an electronic data room maintained by Ambit for the partnering process.

On March 6, 2014, representatives of Daiichi Sankyo held a web-ex due diligence call with Ambit’s business development team to discuss the AML market.

From mid-April 2014 to mid-May 2014, representatives of Daiichi Sankyo and representatives of Ambit engaged in telephone and email communication regarding the possibility of Daiichi Sankyo licensing quizartinib.

During this time, Ambit indicated that it was having discussions with other parties about a number of potential opportunities, including a license of quizartinib outside the U.S. and Japan and certain strategic transactions involving Ambit.

On May 27, 2014, a representative of Daiichi Sankyo contacted Ambit to discuss Daiichi Sankyo’s potential interest in obtaining US rights to quizartinib, as well as the level of interest in European or Japanese rights to such product.

On June 1, 2014, representatives of Daiichi Sankyo met with Ambit’s business development team at the American Society of Clinical Oncology Annual Meeting in Chicago, Illinois, to discuss Ambit’s business development and commercialization strategy for quizartinib.

On June 17, 2014, Ambit informed Daiichi Sankyo of progress being made in its licensing discussions with other parties and the impact on any potential discussions with Daiichi Sankyo concerning obtaining US rights to quizartinib. Daiichi Sankyo concluded, based on feedback from Ambit, that the most likely successful route to Daiichi Sankyo obtaining the US rights to quizartinib would be to acquire all of Ambit.

On June 20, 2014, Daiichi Sankyo informed Ambit of its desire, based on its strong interest in the US rights to quizartinib, to proceed with discussions involving a potential acquisition of Ambit, and the due diligence that would need to be conducted for Daiichi Sankyo to get comfortable submitting a non-binding proposal for such a transaction.

On June 27, 2014, Ambit informed Daiichi Sankyo that they were not willing to provide the requested access to the electronic data room without first understanding the deal terms that Daiichi Sankyo would be willing to offer, should the diligence confirm its interest in pursuing an acquisition. Ambit suggested a conference call between the clinical teams at Daiichi Sankyo and Ambit to discuss the clinical data, rather than access to the room, and the teams proceeded to schedule and hold such a teleconference on July 7, 2014.

On July 18, 2014, Daiichi Sankyo indicated that based on the information it had as of that date, it would be willing pay up to $200 million, plus up to $100 million in milestone payments upon the achievement of specified targets regarding quizartinib, for the acquisition of Ambit.

On July 20, 2014, Ambit indicated that Daiichi Sankyo’s terms were insufficient to be granted access to the electronic data room to conduct the requested diligence.

On July 22, 2014, a representative of Daiichi Sankyo received a call from a representative of Ambit during which Ambit provided guidance that that the initial cash purchase price offered by Daiichi Sankyo needed to be in the mid-teens and that the offer would need to include additional contingent value rights.

On July 26, 2014, Daiichi Sankyo indicated to Ambit that if its due diligence investigation proved satisfactory it would be willing to pay up to $15 per share, plus up to $100 million in milestone payments upon the achievement of specified targets regarding quizartinib for the acquisition of Ambit. Ambit indicated that such amount would be sufficient to proceed to diligence, and requested a written “expression of interest.”

On July 28, 2014, Daiichi Sankyo provided Ambit with a written expression of interest setting forth the terms previously communicated orally. Ambit indicated that it was willing to proceed with discussions, and requested that Daiichi Sankyo sign a confidentiality agreement with a standstill provision.

During the week of July 28, 2014, representatives of Daiichi Sankyo and Ambit negotiated the terms of the confidentiality agreement.

On July 31, 2014, Daiichi Sankyo executed the Confidentiality Agreement with Ambit.

Also on July 31, 2014, a representative of Centerview Partners LLC (“Centerview”), Ambit’s financial advisor, informed a representative of Daiichi Sankyo that an electronic data room containing certain non-public information regarding Ambit was now open to Daiichi Sankyo.

During the month of August, Daiichi Sankyo conducted a due diligence investigation of Ambit by reviewing materials in the electronic data room and on conference calls with representatives of Ambit.

On August 22, 2014, Daiichi Sankyo submitted a non-binding proposal re-confirming its proposal on July 18th and outlining its remaining due diligence requirements, including an in-person meeting to discuss the proposed transaction the week of September 1, 2014.

On August 24, 2014, Daiichi Sankyo and Ambit discussed remaining diligence and potential timelines to completing Daiichi Sankyo’s diligence.

On August 25, 2014, Ambit made available a draft form of a merger agreement to Daiichi Sankyo.

On August 27, 2014, a representative of Daiichi Sankyo sent a follow-up e-mail to a representative of Ambit regarding Daiichi Sankyo’s schedule for completing its remaining due diligence and obtaining required Daiichi Sankyo internal approvals for the proposed transaction.

On September 3, 2014, Daiichi Sankyo met with representatives of Centerview and Ambit at a restaurant in San Diego to discuss the transaction, remaining diligence, timing, valuation and retention. Among the issues discussed was the fact that Daiichi Sankyo would expect to approve any transaction at a regularly scheduled board meeting on September 30, 2014.

On September 6, 2014, representatives at Daiichi Sankyo delivered to Ambit a mark-up of the draft Merger Agreement, along with a proposed draft of the Tender Agreement pursuant to which certain key shareholders would agree to support Daiichi Sankyo’s proposed transaction and a proposed draft of the Contingent Value Rights Agreement which contained the provisions related to the contemplated milestone payments upon the achievement of specified targets regarding quizartinib.

On September 9, 2014, a representative of Centerview contacted a representative of Daiichi Sankyo to request that Daiichi Sankyo improve the financial terms of its offer.

On September 10, 2014, Cooley LLP (“Cooley”), Ambit’s outside legal counsel, submitted to Simpson Thacher & Bartlett LLP (“Simpson”), Daiichi Sankyo’s outside legal counsel, a mark-up of the draft Merger Agreement that Ambit had received on September 6, 2014.

On September 11, 2014, Cooley held a conference call with Simpson to discuss the draft Merger Agreement that Cooley had submitted to Simpson on September 10, 2014.

On September 15, 2014, Simpson submitted to Cooley a mark-up of the draft Merger Agreement that Simpson had received on September 10, 2014. Simpson’s markup proposed that Daiichi Sankyo receive a termination fee in certain circumstances equal to 4% of Ambit’s equity value.

On September 16, 2014, Cooley submitted to Simpson a draft of the Company Disclosure Schedule to the Merger Agreement.

Also on September 16, 2014, Centerview requested a phone call to discuss issues concerning timing and valuation, with respect to the Daiichi Sankyo non-binding term sheet.

On September 17, 2014, Cooley submitted to Simpson a mark-up of the draft form of Contingent Value Rights Agreement and, on behalf of the proposed parties to the tender agreement, a mark-up of the draft Tender Agreement received by Ambit on September 6, 2014.

Also on September 17, 2014, Cooley submitted to Simpson a mark-up of the draft Merger Agreement that Cooley had received on September 15, 2014.

On September 18, 2014, Daiichi Sankyo informed Centerview that it was not prepared to improve the financial terms of its offer, but that it may be able to accelerate the timing of its process.

On September 19, 2014, Daiichi Sankyo informed Centerview that it could accelerate its board meeting from September 30th to September 28th.

Also on September 19, 2014, a representative of Ambit, based on authorization by the chairman of the Ambit Board, contacted a representative of Daiichi Sankyo by telephone and indicated that Ambit was willing to proceed with Daiichi Sankyo assuming the parties could reach agreement on the transaction agreements on an expedited timeline.

On September 22, 2014, Simpson submitted to Cooley a mark-up of the draft Merger Agreement it received on September 17, 2014, a mark-up of the draft Contingent Value Rights Agreement and a mark-up of the draft Tender Agreement it received on September 17, 2014 and a mark-up of the draft Company Disclosure Schedule to the Merger Agreement it received on September 16, 2014. In the markup of the contingent value rights agreement, Simpson, among other things, narrowed the definitions of specified targets regarding quizartinib that would result in milestone payments.

Later on September 22, 2014, Cooley submitted to Simpson a mark-up of the draft form of Contingent Value Rights Agreement Simpson provided earlier on September 22, 2014.

On the same date, Simpson held a conference call with Cooley to address the draft documents Simpson had submitted to Cooley on September 22, 2014.

On September 23, 2014, Simpson received a revised draft of the Merger Agreement and a revised draft of the Tender Agreement it submitted on September 22, 2014 from Cooley. In the markup of the merger agreement, Cooley proposed, among other things, that the termination fee equal 3% of Ambit’s equity value. Also on September 23, 2014, Cooley submitted to Simpson a revised draft of the Company Disclosure Schedule to the Merger Agreement Simpson provided to Cooley on September 22, 2014.

Later on September 23, 2014, Simpson had a call with Cooley to discuss open issues with the draft Merger Agreement.

Also on Sep 23, 2014, Daiichi Sankyo indicated to Centerview that it was willing to commit to pay an aggregate of $4.50 per contingent value right (which is equivalent to $2.25 per milestone event).

On September 24, 2014, representatives of Ambit and representatives of Daiichi Sankyo held a conference call to discuss open issues with the draft form of Contingent Value Rights Agreement.

On September 25, 2014, Simpson submitted to Cooley mark-ups of the draft form of Contingent Value Rights Agreement, the draft Merger Agreement, the draft Company Disclosure Schedule to the Merger Agreement and the draft Tender Agreement received by Simpson from Cooley on September 22, 2014 and September 23, 2014. In the markup of the merger agreement, Simpson proposed, among other things, that the termination fee equal 3.75% of Ambit’s equity value.

On September 26, 2014, Cooley and Simpson held multiple conference calls to discuss open issues with the Merger Agreement and related transaction documents. Among other things, Simpson and Cooley negotiated the value of the termination fee and settled upon approximately 3.5% of Ambit’s equity value.

Later on September 26, 2014, Cooley submitted revised drafts of the Merger Agreement, the Company Disclosure Schedule to the Merger Agreement, the Tender Agreement and the form of Contingent Value Rights Agreement submitted by Simpson to Cooley on September 25, 2014.

On September 27, 2014, Simpson submitted markups of the draft Merger Agreement, the Company Disclosure Schedule to Merger Agreement and the draft form of Contingent Value Rights Agreement received by Simpson from Cooley on September 26, 2014.

Later on September 27, 2014, Cooley had a call with Simpson to discuss open issues with the Merger Agreement and related transaction documents.

On the same date, Simpson circulated final versions of the Merger Agreement, the Company Disclosure Schedule to the Merger Agreement, the Tender Agreement and the form of Contingent Value Rights Agreement.

On September 28, 2014, the boards of directors of Ambit and Daiichi Sankyo, respectively, approved the Merger Agreement, related transaction documents and the transactions contemplated thereby.

Later on September 28, 2014, the parties executed the Merger Agreement and related transaction documents, and Ambit and Daiichi Sankyo subsequently issued a joint press release announcing the transaction. A copy of the press release was filed in the Tender Offer Statement on Schedule TO-C filed with the SEC on September 29, 2014 and is incorporated herein by reference.

Contacts and Transactions with Ambit

As of the date of this Offer to Purchase, Daiichi Sankyo and Purchaser have not entered into any agreement, arrangement or understanding with any other members of Ambit management regarding employment or consultancy with the Surviving Corporation. Daiichi Sankyo may seek to retain certain members of the Ambit management team following the Effective Time. As part of these retention efforts, Daiichi Sankyo may enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with Ambit executive officers and other key Ambit employees; however, there can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon or finalized. Any such new arrangements would not become effective until the Effective Time. See Section 13 “Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights” of this Offer to Purchase.

13.	Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights.

Purpose of the Offer

The purpose of the Offer is to enable Daiichi Sankyo, through Purchaser, to acquire control of Ambit and would be the first step in Daiichi Sankyo’s acquisition of all of the outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. The Merger will be governed by Section 251(h) of Delaware Law. Accordingly, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, we, Daiichi Sankyo and Ambit will cause the Merger to become effective immediately following the consummation of the Offer, without a meeting of stockholders of Ambit in accordance with Section 251(h) of Delaware Law.

The Merger Agreement

The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is an exhibit to the Tender Offer Statement on Schedule TO that we and Daiichi Sankyo have filed with the SEC and which is hereby incorporated in this Offer to Purchase by reference. Copies of the Tender Offer Statement on Schedule TO together with all exhibits thereto, including the Merger Agreement, may be obtained and examined as set forth in Section 10 “Certain Information Concerning Daiichi Sankyo and Purchaser.” The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule that the parties have exchanged (the “Company Disclosure Schedule”), which has been omitted pursuant to Item 601(b)(2) of Regulation S-K. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of affairs of Ambit without considering the entirety of public disclosure about Ambit as set forth in its SEC filings. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase. Stockholders should read the Merger Agreement in its entirety for a more complete description of the matters summarized below.

The Offer

The Merger Agreement provides that we will commence the Offer no later than October 10, 2014 and that, upon the terms and subject to the satisfaction or, to the extent permitted, waiver of the conditions of the Offer, we will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The conditions of the Offer are set forth in Section 15 “Conditions to the Offer” of this Offer to Purchase.

The Merger

The Merger Agreement provides that we, Daiichi Sankyo and Ambit will cause the Merger to become effective immediately following the consummation of the Offer, without a meeting of the stockholders in accordance with Section 251(h) of Delaware Law. Following the satisfaction or waiver of the conditions described below under “Conditions Precedent to the Merger,” Purchaser will be merged with and into Ambit, the separate corporate existence of Purchaser will thereupon cease and Ambit will be the Surviving Corporation in the Merger. Each issued Share (other than any Shares owned by Ambit, or held by Ambit as treasury stock, Daiichi Sankyo, Purchaser or any wholly owned subsidiary of Daiichi Sankyo or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Merger Consideration. The Surviving Corporation will possess all of the rights, powers, privileges and franchises, and be subject to all of the obligations, liabilities, restrictions and disabilities, of us and Ambit.

Conditions Precedent to the Merger

The Merger Agreement provides that the obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions:

a)

There shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any action have been taken, or any Legal Requirement, or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal the consummation of the

Merger; provided, however, that no party shall be permitted to invoke this condition unless it shall have taken all actions required under the Merger Agreement to have any such order lifted.

b)	Purchaser (or Daiichi Sankyo on Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn.

Termination of the Merger Agreement

The Merger Agreement may be terminated prior to the Effective Time:

a)	by mutual written consent of Daiichi Sankyo and Ambit at any time prior to the Offer Acceptance Time;

b)	by either Daiichi Sankyo or Ambit if the Offer expires without the acceptance for payment of Shares pursuant to the Offer; provided, however, that a party shall not be permitted to terminate the Merger Agreement under this clause (b) if the failure of the acceptance for payment of Shares pursuant to the Offer is principally because of a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the acceptance for payment of Shares pursuant to the Offer and such party has not cured such failure within ten (10) days after having received notice thereof;

c)	by either Daiichi Sankyo or Ambit if a court of competent jurisdiction or other Governmental Body shall have issued a decree or ruling or taken any other action having the effect of (i) permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or (ii) making consummation of the Offer or the Merger illegal; if a court of competent jurisdiction or other Governmental Body shall have issued a decree or ruling, or shall have taken any other action, have the effect of (I) restraining or prohibiting Daiichi Sankyo’s or its Affiliates’ (as defined in the Merger Agreement) ownership or operation of the business of Ambit, or of Daiichi Sankyo or Affiliates, or to compel Daiichi Sankyo or any of its Affiliates to dispose of, license or hold separate all or any portion of the business or assets of Ambit or of Daiichi Sankyo or its Affiliates or (II) imposing material limitations on the ability of Daiichi Sankyo or any of its Affiliates effectively to exercise full rights or ownership of the Shares, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that a party shall not be permitted to terminate the Merger Agreement under this clause (c) if the issuance of such final and nonappealable order, decree, ruling or other action is attributable to a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the Effective Time;

d)	by Daiichi Sankyo at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so: (i) Ambit’s board of directors failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected a Company Adverse Change Recommendation (as defined below); (ii) the board of directors of Ambit failed to publicly reaffirm its recommendation of the Merger Agreement in the absence of a publicly announced Acquisition Proposal (as defined in “Alternative Acquisition Proposals” below) within ten (10) business days after Daiichi Sankyo so requests in writing, or, if earlier, two (2) business days prior to the Expiration Date, provided that, unless an Acquisition Proposal shall have been publicly disclosed, Daiichi Sankyo may only make such request once every thirty (30) days; (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Daiichi Sankyo or its Affiliates), Ambit’s board of directors fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer, or, if earlier, two (2) business days prior to the Expiration Date; or (iv) there has been a material breach of prohibitions against Ambit soliciting Acquisition Proposals in the Merger Agreement;

e)	by either Daiichi Sankyo or Ambit if the Offer Acceptance Time shall not have occurred on or prior to the close of business on the End Date; provided, however, that a party shall not be permitted to terminate the Merger Agreement under this clause (e) if the failure of the Offer Acceptance Time to occur prior to the End Date is principally because of the failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party;

f)	by Ambit, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer (as defined in “Alternative Acquisition Proposals” below) and, substantially concurrent with such termination, to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), if (i) Ambit has complied in all material respects with the prohibitions against Ambit soliciting Acquisition Proposals and requirements that Ambit provide adequate notice to Daiichi Sankyo and during a required period of time the board of directors of Ambit may not recommend or approve any Acquisition Proposal (or any contract with respect to any Acquisition Proposal) that would materially impede the consummation of the transactions contemplated by the Merger Agreement prior to terminating the Merger Agreement and (ii) Ambit pays a termination fee due to Daiichi Sankyo, as described in “Fees and Expenses; Termination Fee” below;

g)	by Daiichi Sankyo at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Ambit shall have occurred such that the conditions to the Offer would not be satisfied and cannot be cured by Ambit by the End Date, or if capable of being cured, shall not have commenced to have been cured within fifteen (15) days of the date Daiichi Sankyo gives Ambit notice of such breach or failure to perform; provided, however, that, Daiichi Sankyo shall not have the right to terminate the Merger Agreement under this clause (g) if either Daiichi Sankyo or Purchaser is then in material breach of any representation, warranty, covenant or obligation thereunder and such breach would cause or reasonably be expected to cause the conditions to the Offer not to be satisfied or the Offer to expire without the acceptance for payment of Shares pursuant to the Offer;

h)	by Ambit at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Daiichi Sankyo or Purchaser shall have occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Daiichi Sankyo or Purchaser from consummating the Offer or Merger and such breach of failure cannot be satisfied and cannot be cured by Daiichi Sankyo or Purchaser, as applicable, by the End Date, or if capable of being cured, shall not have commenced to have been cured within fifteen (15) days of the date Ambit gives Daiichi Sankyo notice of such breach or failure to perform; provided, however, that, Ambit shall not have the right to terminate the Merger Agreement under this clause (h) if Ambit is then in material breach of any representation, warranty, covenant or obligation thereunder and such breach would cause or reasonably be expected to cause the conditions to the Offer not to be satisfied or the Offer to expire without the acceptance for payment of Shares pursuant to the Offer; or

i)	by Ambit if Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer on or before October 10, 2014 or if Purchaser shall have failed to purchase all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended).

The foregoing conditions shall be determined subject to the principles of contract interpretation and construction under the applicable laws of the State of Delaware, which the parties elected to govern the interpretation and construction of the Merger Agreement.

Effect of Termination

In the event that the Merger Agreement is terminated for any reason set forth above, written notice shall be given to the other party or parties, specifying the provision thereof pursuant to which such termination is made, and the Merger Agreement will be of no further force or effect and there will be no liability on the part of us, Daiichi Sankyo or Ambit (or any of our or their respective directors, officers and Affiliates) following any such termination, except for certain enumerated exceptions; and provided, however, that such a termination will not relieve any party from any liability for damages resulting from a willful and material breach of the Merger Agreement prior to the date of termination. Additionally, nothing shall limit a party from exercising the rights or remedies it may have, including specific performance in lieu of terminating the Merger Agreement.

Fees and Expenses; Termination Fee

The Merger Agreement provides that, except as described below, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the Offer and Merger or any of the other transactions contemplated by the Merger Agreement is consummated.

The Merger Agreement provides that Ambit will pay Daiichi Sankyo a termination fee of $11.5 million if the Merger Agreement is terminated: (1) by Ambit pursuant to clause (f) under “Termination of the Merger Agreement” above, (2) by Daiichi Sankyo pursuant to clause (d) under “Termination of the Merger Agreement” above, or (3) by either Daiichi Sankyo or Ambit under clauses (b) and (e) or by Daiichi Sankyo under clause (g) under “Termination of the Merger Agreement” above, and provided that in each case of this clause (3), (i) any person has publicly disclosed a bona fide Acquisition Proposal after the date of the Merger Agreement and prior to such termination (unless such Acquisition Proposal is irrevocably, in good faith and publicly withdrawn prior to such termination) and (ii) within 12 months of such termination Ambit shall have entered into a definitive agreement with respect to an Acquisition Proposal or consummated an Acquisition Proposal in each case, with such person or another person (provided that for purposes of this clause (3) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”), then Ambit shall pay Daiichi Sankyo the termination fee by wire transfer of same day funds. The termination fee is payable prior (or if the Specified Agreement is executed on a day that is not a business day, the next business day) to the termination by Ambit described in clause (1) above, within two (2) business days of the termination by Daiichi Sankyo described in clause (2) above, and prior to the consummation of the Acquisition Proposal described in clause (3) above; provided that, with respect to clause (g) under “Termination of the Merger Agreement”, a termination fee shall only be paid if the proposed consideration payable in connection with such Acquisition Proposal is equal to or exceeds the value of the Offer Price.

Alternative Acquisition Proposals

Under the Merger Agreement, Ambit must not, and shall direct its representatives not to, continue any solicitations, knowing encouragements, discussions, activities or negotiations with any persons (other than us, Daiichi Sankyo or any subsidiaries or representatives of us or Daiichi Sankyo) with respect to any offer or proposal relating to, in a single transaction or a series of related transactions, other than the Offer or Merger, any:

•	acquisition or license of assets of Ambit and its subsidiaries equal to 20% or more of the Ambit’s consolidated assets or to which 20% or more of Ambit’s revenues or earnings on a consolidated basis are attributable;

•	issuance or acquisition of 20% or more of the outstanding Ambit common stock;

•	recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Ambit common stock; or

•	merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Ambit that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Ambit common stock, in each case other than the Offer and Merger.

Each of the above bullet points is referred to in the Merger Agreement as an “Acquisition Proposal.”

Except as provided in the following two paragraphs, from September 28, 2014 until the earlier of termination of the Merger Agreement or the Offer Acceptance Time, Ambit will not and will not authorize or permit its representatives to, directly or indirectly:

•	solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of soliciting, encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•	enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

•	resolve, publicly propose or agree to do any of the foregoing.

If at any time on or after September 28, 2014 and prior to the Offer Acceptance Time, Ambit or any of its representatives receives an unsolicited bona fide written Acquisition Proposal from any person or group of persons, which Acquisition Proposal was made or renewed on or after the date of the Merger Agreement and did not result from any breach of the non-solicitation provision of the Merger Agreement, (a) Ambit and its representatives may contact such person or group of persons to clarify the terms and conditions thereof and (b) if Ambit’s board of directors determines in good faith, after consultation with independent financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer (as defined below), then Ambit and its representatives may (i) furnish, pursuant to (but only pursuant to) a confidentiality agreement that contains provisions no less favorable in the aggregate to Ambit than those contained in the confidentiality agreement Daiichi Sankyo entered into with Ambit (including the “stand-still” provisions) (such confidentiality agreement, an “Acceptable Confidentiality Agreement”), information (including non-public information) with respect to Ambit and subsidiaries to the person or group of persons who has made such Acquisition Proposal; provided that Ambit concurrently provides to Daiichi Sankyo any non-public information concerning Ambit or any of its subsidiaries that is provided to any person given such access which was not previously provided to Daiichi Sankyo or its representatives and (ii) engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal if (and only if) and only to the extent that before taking any of the actions described in the foregoing clauses (i) and (ii) Ambit’s board of directors determines in good faith, after consulting with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Legal Requirements.

Following September 28, 2014, Ambit shall promptly, (and in any event, within 36 hours), notify Daiichi Sankyo orally and in writing if Ambit or any of its representatives receives any inquiries, proposals, offers or requests for non-public information with respect to an Acquisition Proposal and it shall also provide to Daiichi Sankyo a summary of the material terms and conditions of any Acquisition Proposal and keep Daiichi Sankyo reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal (including the identity of the persons who made the Acquisition Proposal) on a prompt basis (and in any event within 36 hours of such material development, discussion or negotiation). Upon the request of Daiichi Sankyo, Ambit shall reasonably inform Daiichi Sankyo of the status of such Acquisition Proposal. Ambit agrees that it and its subsidiaries will not enter into any confidentiality agreement with any person subsequent to September 28, 2014 which prohibits Ambit from providing any information to Daiichi Sankyo in accordance with the Merger Agreement or otherwise prohibits Ambit from complying with its obligations under the Merger Agreement. Ambit further agrees that it will not provide information to any person pursuant to any confidentiality agreement entered into prior to the date of the Merger Agreement unless such person agrees, prior to receipt of such information, to waive any provision that would prohibit Ambit from providing any information to Daiichi Sankyo in accordance with the Merger Agreement or otherwise prohibit Ambit from complying with its obligations under the Merger Agreement.

Notwithstanding the above limitations, the Merger Agreement does not prohibit Ambit from (a) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (b) making any disclosure to its stockholders that is required by applicable Legal Requirements; provided, that if any such disclosure pursuant to clause (a) or clause (b) refers to an Acquisition Proposal and does not expressly reaffirm the Company Board Recommendation, Daiichi Sankyo may request that the board of directors of Ambit publicly reaffirm the Company Board Recommendation, in which event such disclosure shall be deemed to be a Company Adverse Change Recommendation (as defined below) unless the board of directors of Ambit publicly reaffirms the Company Board Recommendation within two (2) business days after Daiichi Sankyo so requests.

If any of Ambit’s representatives takes any action which, if taken by Ambit, would constitute a breach of the restrictions described above in “Alternative Acquisition Proposals,” Ambit shall be deemed to be in breach of such restriction.

A “Superior Offer” is defined in the Merger Agreement to mean a bona fide written Acquisition Proposal that Ambit’s board of directors determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the person making the proposal and other aspects of the Acquisition Proposal that Ambit’s board of directors deems relevant, and if consummated, would result in a transaction more favorable to Ambit’s stockholders (solely in their capacity as such) from a financial point of view than the transaction contemplated by the Merger Agreement; provided that for purposes of the definition of “Superior Offer,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “80%.”

In the Merger Agreement, Ambit has agreed that neither Ambit’s board of directors nor any committee thereof will, unless the Merger Agreement has been properly terminated (as described above under “Termination of the Merger Agreement”), (a) withdraw or modify in a manner adverse to Daiichi Sankyo or Purchaser, or publicly propose to withdraw or modify in a manner adverse to Daiichi Sankyo or Purchaser, the Company Board Recommendation, (b) approve, recommend or declare advisable, or publicly propose to approve, recommend, or declare advisable, any Acquisition Proposal (any action referred to in the foregoing clauses (a) and (b) being referred to as a “Company Adverse Change Recommendation”) or (c) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow Ambit to execute or enter into any contract with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, Ambit to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Offer or Merger (other than an Acceptable Confidentiality Agreement).

Notwithstanding anything to the contrary described in this Section “Alternative Acquisition Proposals,” at any time prior to the Offer Acceptance Time, Ambit’s board of directors may make a Company Adverse Change Recommendation if Ambit receives a bona fide written Acquisition Proposal from any person that has not been withdrawn, after consultation with outside legal counsel, and Ambit’s board of directors determining, in good faith, that such Acquisition Proposal is a Superior Offer. Ambit may also terminate the Merger Agreement pursuant to the “Termination of the Merger Agreement” section above in order to enter into a Specified Agreement with respect to such Superior Offer, in each case if and only if: (A) Ambit’s board of directors determines in good faith, after consultation with Ambit’s outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Legal Requirements; (B) Ambit shall have given Daiichi Sankyo prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate the Merger Agreement pursuant to clause (f) of the “Termination of the Merger Agreement” section above at least four (4) business days prior to making any such Company Adverse Change

Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation); (C) (a) Ambit shall have provided to Daiichi Sankyo the identity of the offeror and material terms and conditions of the Acquisition Proposal, (b) Ambit shall have given Daiichi Sankyo the four (4) business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and shall have negotiated in good faith with Daiichi Sankyo with respect to such proposed revisions or other proposal, if any, and (c) after considering the results of such negotiations and giving effect to the proposals made by Daiichi Sankyo, if any, after consultation with outside legal counsel, Ambit’s board of directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate the Merger Agreement pursuant to clause (f) of the “Termination of the Merger Agreement” section above would be inconsistent with its fiduciary duties under applicable Legal Requirements; and (D) Ambit shall have complied in all material respects with the non-solicitation provision of the Merger Agreement. Issuance of any “stop, look and listen” communication by or on behalf of Ambit pursuant to Rule 14d-9(f) shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this paragraph. The provisions in this paragraph shall also apply to any material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to four (4) business days shall be deemed to be two (2) business days.

Ambit’s board of directors may also make an Company Adverse Change Recommendation in the absence of an Acquisition Proposal and in response to any material event or development or material change in circumstances with respect to Ambit that (i) was neither known to Ambit’s board of directors, chief executive officer or chief financial officer, nor reasonably foreseeable as of or prior to September 28, 2014 and (ii) does not relate to (A) any Acquisition Proposal, (B) any events, changes or circumstances relating to us, Daiichi Sankyo or any of our or Daiichi Sankyo’s Affiliates, (C) clearance of the Merger under the Antitrust Laws (as defined in the Merger Agreement) or (D) the mere fact that Ambit meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after September 28, 2014, or changes after September 28, 2014 in the market price or trading volume of the Ambit common stock or Ambit’s credit rating (however, the underlying reasons for such events may constitute such material event, development or change in circumstances) (a “Change in Circumstance”) if and only if (1) Ambit’s board of directors determines in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable Legal Requirements, (2) Ambit gives Daiichi Sankyo a Determination Notice at least four business days prior to making any such Company Adverse Change Recommendation and (3) (i) Ambit specifies the Change in Circumstance in reasonable detail, (ii) Ambit gives Daiichi Sankyo four business days after the Determination Notice to propose revisions and engage in good faith negotiations with Daiichi Sankyo to amend the Merger Agreement to eliminate the need for the Company Adverse Change Recommendation and (iii) after considering the results of such negotiations with Daiichi Sankyo, Ambit’s board of directors determines in good faith, after consultation with outside legal counsel, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would be inconsistent with its fiduciary duties under applicable Legal Requirements.

Conduct of Business

The Merger Agreement provides that during the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, under conditions set forth in the Merger Agreement, Ambit shall, except as otherwise required by the Merger Agreement, applicable Legal Requirements, consented to in writing by Daiichi Sankyo, or as described in the Company Disclosure Schedule, conduct its business in all material respects in the ordinary course consistent with past practices. Ambit will use its commercially reasonable efforts to preserve intact the material components of its current business organization, including keeping available the services of current officers and key employees, and use commercially reasonable efforts to maintain its relations and good will with all material suppliers, Governmental Bodies and other material business relations.

The Merger Agreement provides that during the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, Ambit and each of its subsidiaries, collectively, (the “Acquired Corporations”) shall not:

a)	Establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any of its shares of its capital stock (including Ambit’s common stock), or repurchase, redeem or otherwise reacquire any of its shares of its capital stock (including any Ambit common stock), or any rights, warrants or options to acquire any of its shares of its capital stock, other than: (i) repurchases of shares of Ambit common stock outstanding as of the date of the Merger Agreement pursuant to Ambit’s right (under written commitments in effect as of September 28, 2014) to purchase shares of Ambit common stock held by an associate of Ambit only upon termination of such associate’s employment or engagement by Ambit; (ii) repurchases or reacquisitions of Ambit equity awards (“Company Equity Awards”) or Ambit warrants (“Company Warrants”) (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on September 28, 2014 (in cancellation thereof) pursuant to the terms of any such Company Equity Awards or Company Warrants (in effect as of September 28, 2014) between Ambit and an employee, consultant or member of Ambit’s board of directors only upon termination of such person’s employment or engagement by Ambit or upon any other termination or cancellation of the Company Equity Award, pursuant to the terms of such Company Equity Awards; or (iii) in connection with withholding to satisfy the tax obligations with respect to Company Equity Awards or Company Warrants;

b)	Split, combine, subdivide or reclassify any shares of its capital stock (including Ambit common stock) or other equity interests;

c)	Sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant of (i) any capital stock, equity interest or other security, (ii) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security, or (iii) any instrument convertible into or exchangeable for any capital stock, equity interest or other security (except that Ambit may issue shares of its common stock as required to be issued upon the exercise or vesting of Company Equity Awards or Company Warrants outstanding as of the date of the Merger Agreement or pursuant to Ambit’s 2013 Employee Stock Purchase Plan (the “ESPP”));

d)	Establish, adopt, terminate or amend any management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation, salary, bonus, vacation, deferred compensation, employee loan, incentive compensation, stock purchase, stock option, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement and each other “employee benefit plan “ within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), policy, program, agreement or arrangement maintained, contributed to or required to be contributed to by any of the Acquired Corporations for the benefit of any current or former Company Associate (as defined in the Merger Agreement) or with respect to which the Acquired Corporations has any current or future liability (an “Employee Plan”) (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence as of the date of the Merger Agreement except that Ambit may amend any Employee Plans to the extent required by applicable Legal Requirements), amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on as of September 28, 2014), grant any Company Associate (as defined in the Merger Agreement) any increase in compensation, bonuses or other benefits (except that Ambit may amend any Employee Plans to the extent required by applicable Legal Requirements and grant annual merit increases in compensation in the ordinary course of business consistent with past practice) or pay any severance, retention or retirement benefits to any current or former Company Associates (as defined in the Merger Agreement), other than vested benefits (including benefits that become vested as a result of the Offer and Merger) required by the terms of an Employee Plan listed on the Company Disclosure Schedule or grant any equity or equity-based compensation to any Company Associates;

e)	Make any Ambit contribution (excluding contributions which are employee deferrals of eligible earnings under Ambit’s 401(k) plan) to Ambit’s 401(k) plan, other than as required under the terms of such plan as in effect as of September 28, 2014, or make any required contribution to Ambit’s 401(k) plan in Shares;

f)	(i) Enter into any Company Employee Agreement (as defined in the Merger Agreement), other than with any non-executive officer employee with an annual base salary of less than $150,000 in the ordinary course of business consistent with past practice or (ii) hire, promote or terminate any Company Associate (as defined in the Merger Agreement) other than any non-executive officer employee with an annual base salary of less than $150,000 in the ordinary course of business consistent with past practice;

g)	Amend or permit the adoption of any amendment to the certificate of incorporation or bylaws or other charter or organizational documents of Ambit;

h)	Form any subsidiary, acquire any equity interest in any other entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

i)	Make or authorize any capital expenditure (except that Ambit may make any capital expenditure that: (i) is provided for in its capital expense budget either delivered or made available to Daiichi Sankyo or Daiichi Sankyo’s representatives prior to the date of the Merger Agreement, which expenditures shall be in accordance with the categories set forth in such budget; or (ii) when added to all other capital expenditures made on behalf of Ambit since the date of the Merger Agreement but not provided for in Ambit’s capital expense budget either delivered or made available to Daiichi Sankyo or Daiichi Sankyo’s representatives prior to the date of the Merger Agreement, does not exceed $250,000 individually and $500,000 in the aggregate during any fiscal quarter), or commence any new offering period, or permit any additional elective deferrals or increase in elective deferral rates in respect of the current offering period, under the ESPP;

j)	Acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material encumbrance (other than the Permitted Encumbrances as defined in the Merger Agreement) any material right or other material asset or property of any of the Acquired Corporations, including without limitation any Company IP (as defined in the Merger Agreement) owned by any Acquired Corporation, (except, in the case of any of the foregoing (i) non-exclusive out-bound licenses to service providers, clinical trial agreements and material transfer agreements, in each case, in the ordinary course of business consistent with past practice), (ii) pursuant to dispositions of in each case obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of Ambit and (iii) as provided for in Ambit’s capital expense budget delivered or made available to Daiichi Sankyo or Daiichi Sankyo’s representatives prior to the date of the Merger Agreement or when added to all other capital expenditures made on behalf of Ambit since the date of the Merger Agreement but not provided for in Ambit’s capital expense budget either delivered or made available to Daiichi Sankyo or Daiichi Sankyo’s representatives prior to the date of the Merger Agreement, does not exceed $250,000 individually and $500,000 in the aggregate during any fiscal quarter);

k)	Lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness (as defined in the Merger Agreement) (other than advances to employees and consultants for travel and business expenses in the ordinary course of business consistent with past business practice and in compliance with Ambit’s policies related thereto);

l)

Amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any material contract or enter into any contract which if entered into prior to the date of the Merger Agreement would have been a material contract, excluding any non-exclusive out-bound licenses to service providers, clinical trial agreements and material transfer agreements, in each case, entered into in the ordinary course of business;

m)	Except as may be required by applicable Legal Requirement, (a) make any change to any accounting method or accounting period used for tax purposes (or request such a change); (b) make any tax election (other than a tax election that is consistent with a tax election made in a previous period and would not materially increase the taxes payable by Ambit or any Acquired Corporation); (c) rescind or change any tax election; (d) file an amended tax return that could materially increase the taxes payable by Ambit or any Acquired Corporation; (e) enter into a closing agreement with any Governmental Body regarding any material tax; (f) settle, compromise or consent to any tax claim or assessment or surrender a right to a material tax refund; (g) waive or extend the statute of limitations with respect to any material tax other than (1) pursuant to extensions of time to file a tax return obtained in the ordinary course of business or (2) pursuant to an extension granted in the ordinary course of business in connection with an audit of federal, state or local taxes to prevent the assessment or collection of a tax or (h) incur any taxes as a result of distributing, lending, transferring or otherwise repatriating any cash amounts into the United States;

n)	Commence any legal proceeding, except with respect to: (i) routine matters in the ordinary course of business; (ii) in such cases where Ambit reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that Ambit consults with Daiichi Sankyo and considers the views and comments of Daiichi Sankyo with respect to such legal proceedings prior to commencement thereof); or (iii) in connection with a breach of the Merger Agreement or any other agreements contemplated hereby;

o)	Settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than any legal proceeding relating to a breach of the Merger Agreement or any other agreements contemplated thereby or pursuant to a settlement that does not relate to the Offer or Merger and: (A) that results solely in a monetary obligation involving only the payment of monies by Ambit of not more than $250,000 in the aggregate; or (B) that results solely in a monetary obligation that is funded by an indemnity obligation to or, an insurance policy of, Ambit and the payment of monies by Ambit that together with any settlement made under subsection (A) of this clause (o) are not more than $250,000 in the aggregate (not funded by an indemnity obligation or through insurance policies);

p)	Enter into any collective bargaining agreement or other agreement with any labor organization;

q)	Adopt or implement any stockholder rights plan or similar arrangement;

r)	Adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Acquired Corporations; or

s)	Authorize any of, or agree or commit to take, any of the actions described in clauses “(a)” through “(r)” above.

Notwithstanding the foregoing, nothing contained in the Merger Agreement shall give to Daiichi Sankyo or Purchaser, directly or indirectly, rights to control or direct the operations of Ambit prior to the Offer Acceptance Time and nothing contained in the Merger Agreement is intended to give Ambit, directly or indirectly, the right to control or direct Daiichi Sankyo’s or its subsidiaries’ operations. Prior to the Effective Time, each of Daiichi Sankyo and Ambit shall exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision of its and its subsidiaries’ respective operations.

Stock Options, Restricted Shares, Restricted Stock Units, Employee Stock Purchase Plan and Warrants

As of the Effective Time, each option to purchase shares of Ambit common stock (the “Company Option”) that is then outstanding and unexercised, whether or not vested, shall be cancelled. Further, with respect to those persons holding such cancelled Company Options, such cancelled Company Options shall be converted into the right to receive cash in an amount equal to (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time (without regard to vesting) multiplied by (ii) the excess, if any, of (A) the Closing Amount over (B) the exercise price payable per Share under such Company Option, which amount shall be paid in accordance with certain provisions of the Merger Agreement. Each holder of a cancelled Company Option which has an exercise price per Share that is less than the Closing Amount shall receive one CVR with respect to each Share subject to such Company Option. No holder of a cancelled Company Option that has an exercise price per Share that is equal to or greater than the Closing Amount shall be entitled to any payment with respect to such cancelled Company Option before or after the Effective Time. Ambit will accelerate (contingent upon the Effective Time) the vesting of each unvested Company Option with an exercise price equal to or greater than the Closing Amount on the date that is at least ten (10) calendar days prior to the Effective Time (such date, the “Acceleration Date”) and, for a period of at least five (5) calendar days following the Acceleration Date, allow each holder to exercise all or a portion of such Company Option contingent upon the Effective Time.

As of the Effective Time, each restricted stock unit granted pursuant to any Company Equity Plans (as defined in the Merger Agreement) or otherwise (the “RSUs”) that is then outstanding shall be cancelled and converted into the right to receive (a) cash in an amount equal to (i) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time without regard to vesting multiplied by (ii) the Closing Amount and (b) one CVR for each Share issuable in settlement of such RSU immediately prior to the Effective Time, which amount shall be paid in accordance with certain provisions of the Merger Agreement.

Prior to November 10, 2014, the scheduled Expiration Date, Ambit shall use its commercially reasonable efforts to (a) provide holders of each outstanding and unexercised Company Warrant with written notice of the Merger, including the effect of the Merger on such Company Warrant, and (b) to the extent permitted pursuant to the Company Warrants set forth in the Merger Agreement (other than the Series E Warrants), to cause each such outstanding and unexercised Company Warrant set forth in the Merger Agreement (other than the Series E Warrants) that has an exercise price per Share that is less than the Closing Amount to be cancelled as of the Effective Time in exchange for the right to receive with respect to each Share issuable upon the exercise of such Company Warrant an amount (x) in cash equal to (A) the Closing Amount minus (B) the exercise price per share of Ambit common stock provided under the terms of such Company Warrant and (y) one CVR for each Share issuable upon exercise of such Company Warrant. Each outstanding and unexercised Series E Warrant shall be cancelled as of the Effective Time in exchange for an amount in cash equal $16.25 per Share issuable upon the exercise of such Series E Warrant. No holder of Company Warrants specified in the Merger Agreement that has an exercise price per Share that is equal to greater than the Closing Amount shall be entitled to any payment with respect to such cancelled Company Warrant before or after the Effective Time.

Ambit shall take all actions necessary or required under the ESPP and Legal Requirements prior to the Offer Acceptance Time to (a) ensure that, except for the six month offering period under the ESPP that commenced on June 11, 2014, no offering period shall be authorized or commenced on or after the date of the Merger Agreement, (b) no Company Associates (as defined in the Merger Agreement) will be permitted to begin participating in the ESPP and no existing participants will be permitted to make additional deferrals or increase elective deferral rates in respect of the current offering period under the ESPP, in each case, on or after the date of the Merger Agreement and (c) if the consummation of the Merger shall occur prior to the end of the offering period in existence under the ESPP on the date of the Merger Agreement, cause the rights of participants in the ESPP with respect to any such offering period then underway under the ESPP to be determined by treating the last business day prior to the Offer Acceptance Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP. Ambit shall terminate the ESPP in its entirety effective as of the Offer Acceptance Time. Prior to the Offer Acceptance Time, Ambit shall take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect the transactions contemplated in the Merger Agreement.

Indemnification and Insurance

Under the Merger Agreement, Daiichi Sankyo has agreed to, and shall cause the Surviving Corporation to, indemnify and hold harmless for a period of six years the individuals who were directors or officers of Ambit as of September 28, 2014 (the “Indemnified Persons” and, each, an “Indemnified Person”) for their acts and omissions occurring prior to the Effective Time, as provided in Ambit’s certificate of incorporation and bylaws and indemnification agreements between Ambit and the Indemnified Persons, each as in effect as of September 28, 2014.

For a period of six years, Daiichi Sankyo and the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) will, to the fullest extent permitted under applicable Legal Requirements, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of Ambit against all losses, liabilities, fines or judgments incurred by such Indemnified Person as an officer or director of Ambit in connection with any pending or threatened Legal Proceeding (as defined in the Merger Agreement) arising out of, in whole or in part, such Indemnified Person’s position as an officer or director of Ambit at or prior to the Effective Time.

The Surviving Corporation will maintain in effect for six years from the Effective Time Ambit’s existing policies of directors’ and officers’ liability insurance maintained by Ambit for the Indemnified Persons as of September 28, 2014 with respect to acts or omissions occurring prior to the Effective Time in their capacities as directors and officers of Ambit (as applicable), on terms no less favorable than the existing policy so long as the annual premium therefor would not be in excess of 250% of the annual premium currently payable by Ambit with respect to such existing policy. If the annual premiums payable for such insurance coverage exceed such amount, Daiichi Sankyo shall cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount. Under the Merger Agreement, Daiichi Sankyo or Ambit may, at or prior to the Effective Time, purchase a six-year “tail” policy from a nationally recognized insurance broker approved by Ambit to satisfy all obligations to obtain and maintain insurance.

Representations and Warranties

The Merger Agreement contains various representations and warranties made by Ambit to Daiichi Sankyo and Purchaser, including representations relating to due organization, capitalization, SEC filings, financial statements, absence of changes, title to assets, real property and equipment, intellectual property, material contracts, absence of undisclosed liabilities, compliance with Legal Requirements, regulatory matters, certain business practices, governmental authorizations, tax matters, employee matters and benefit plans, environmental matters, insurance, legal proceedings, due authorization, non-contravention and consents, an opinion of financial advisors, and brokers and other advisors. These representations and warranties were made to and solely for the benefit of Daiichi Sankyo and Purchaser as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the Company Disclosure Schedule and by certain portions of the SEC filings filed by Ambit prior to the date of the Merger Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of affairs of Ambit or Daiichi Sankyo without considering the entirety of public disclosure about Ambit and Daiichi Sankyo as set forth in their respective SEC filings.

Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Ambit’s public disclosures. Certain representations and warranties in the Merger Agreement provide exceptions for items that are not reasonably likely to have a “Material Adverse Effect.”

For purposes of the Merger Agreement and the Offer, an event, occurrence, violation, inaccuracy, circumstance or other matter will be deemed to have a “Material Adverse Effect” on the Acquired Corporations, taken as a whole, if such event, violation, inaccuracy, circumstance or other matter (whether or not any such matter, considered together with all other matters, would constitute a breach to the representations, warranties, covenants or agreements of Ambit set forth in the Merger Agreement) had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets, financial condition or results of operations of the Acquired Corporations taken as a whole or (b) the ability of Ambit to consummate the Offer and Merger in a timely manner on the terms set forth in the Merger Agreement; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on the Acquired Corporations for purposes of clause (a) above: (i) any change in the market price or trading volume of Ambit’s stock; (ii) any occurrence, violation, inaccuracy, circumstance or other matter directly resulting from the announcement or pendency of the Offer and the Merger (other than for purposes of any representation or warranty contained in Section 3.23 of the Merger Agreement but subject to disclosures in the Company Disclosure Schedule) (iii) occurrence, circumstance, change or effect in the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions, except to the extent that the Acquired Corporations are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; (iv) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency; (v) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such event, circumstance, change or effect disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate or the economy generally, as applicable; (vi) any effect, circumstance or other matter resulting from, arising out of or relating to any conditions or events that occur in connection with (a) the Acquired Corporations’ preclinical studies or the results of the studies or announcements thereof or (b) any preclinical or clinical studies of Ambit’s JAK2 drug candidate, AC410, Ambit’s AC708 compound, or Ambit’s CEP-32496 compound or the results of the studies or announcements therefor; (vii) the failure of Ambit to meet internal or analysts’ expectations or projections or the results of operations of Ambit; (viii) any adverse effect arising directly from or otherwise directly relating to any action taken by Ambit at the written direction of Parent or any action specifically required to be taken by Ambit or (ix) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, after the date hereof, any Legal Requirement or United States generally accepted accounting principles (or interpretations of any Legal Requirement or United States generally accepted accounting principles); it being understood that the exceptions in clauses “(i)”, and “(vi)” shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses “(ii)” through “(vi)” or “(viii)” through “(ix)” hereof) is or would be reasonably likely to be a Material Adverse Effect.

Employee Benefits

Daiichi Sankyo shall provide, or cause to be provided, for a period of one year following the Effective Time, to those employees of Ambit who are employed by Ambit as of immediately prior to the Effective Time and who continue to be actively employed (without any material break in service) by the Surviving Corporation (or any Affiliate thereof) during such one year period (the “Continuing Employees”) base salary and base wages, short-term cash incentive compensation opportunities and benefits (including severance benefits) (excluding equity based compensation, defined benefit pension benefits and retiree welfare benefits) that are substantially comparable in the aggregate to such base salary and base wages, short-term cash incentive compensation opportunities and benefits (including severance benefits) (excluding equity based compensation, defined benefit pension benefits and retiree welfare benefits) provided to such Continuing Employees immediately prior to the execution of the Merger Agreement.

Daiichi Sankyo shall, or shall cause the Surviving Corporation to and instruct its Affiliates to, as applicable, honor any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time.

Continuing Employees are eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under Ambit’s health and welfare benefit plans immediately prior to the Effective Time); provided, however, that (a) nothing in the Merger Agreement shall limit the right of Daiichi Sankyo or the Surviving Corporation or any Affiliate of the Surviving Corporation to amend or terminate any such health or welfare benefit plan within the one year period following the Effective Time or any other Employee Plan at any time and (b) if Daiichi Sankyo or the Surviving Corporation terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period), the Continuing Employees shall be eligible to participate in the Surviving Corporation’s health and welfare benefit plans to the extent that coverage under such plans is replacing comparable coverage under an Employee Plan in which such Continuing Employee participated immediately before the Effective Time. To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Daiichi Sankyo and/or the Surviving Corporation, then Daiichi Sankyo shall use its commercially reasonable efforts to ensure that such health or welfare benefit plan shall, for purposes of eligibility, vesting and allowances (including paid time off), but not for purposes of benefit accrual, credit Continuing Employees for service prior to the Effective Time with Ambit to the same extent that such service was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of Ambit. Nothing in the Merger Agreement shall be construed to create a right in any employee to employment with Daiichi Sankyo, the Surviving Corporation or any other Affiliate of the Surviving Corporation or limit the ability of Daiichi Sankyo, the Surviving Corporation or any other Affiliate of the Surviving Corporation to terminate the employment of any Continuing Employee at any time and the employment of each Continuing Employee shall be “at will” employment.

No provision of the foregoing paragraphs of the Merger Agreement regarding employee benefits is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Merger Agreement or have the right to enforce the provisions thereof.

Amendment

The Merger Agreement may be amended prior to the Offer Acceptance Time with the approval of the respective boards of directors of Daiichi Sankyo and Ambit.

Contingent Value Rights Agreement and CVR

Daiichi Sankyo has agreed, at or prior to the Offer Acceptance Time, to enter into the Contingent Value Rights Agreement (the “CVR Agreement”), which will govern the terms of the CVRs. The following description assumes that the CVR Agreement will be duly executed by Daiichi Sankyo and the Rights Agent. The CVR Agreement sets forth the circumstances under which Daiichi Sankyo will be obligated to deposit with the Rights Agent the contingent cash payments for distribution to the holders of CVRs and the procedures for making such distributions.

Contingent Value Milestones. The holders of CVRs will have the contractual right to receive up to $4.50 per CVR. Pursuant to the CVR Agreement, each CVR holder would be entitled to receive $2.25 per CVR upon the achievement of the First Commercial Sale (as defined below) in the United States of America following any approval required from the United States Food and Drug Administration (the “FDA”) to market and sell a product in the United States of America following submission of a new drug application for the product to the FDA (“Marketing Authorization”) of any pharmaceutical preparation for human use containing or comprising the compound known as quizartinib or AC220 (or certain specified forms of such compound) (the “Compound”), whether as the sole active pharmaceutical ingredient or in combination with one or more other active pharmaceutical ingredients, in any dosage form or formulation, presentation and line extension and in any mode of administration) (a “Product”) for remission induction in patients with acute myeloid leukemia either alone or in combination with any other therapy (the “Front Line Milestone”). A Front Line Milestone can only be achieved if the Product’s Market Authorization does not require that a patient have received at least one (1) prior systemic therapy for acute myeloid leukemia (“AML”). In addition, pursuant to the CVR Agreement, each CVR holder will be entitled to receive $2.25 per CVR upon the achievement of the First Commercial Sale (as defined below) in the United States of America following Market Authorization of the Product for the treatment of relapsed or refractory FMS-like tyrosine kinase 3-positive (“FLT3-positive”) AML in patients who have received at least one prior systemic therapy for AML (the “Second Line Milestone” and together, with the Front Line Milestone, the “Milestones” and each a “Milestone”).

If the Front Line Milestone is achieved before the achievement of the Second Line Milestone, then the Second Line Milestone shall be deemed to be achieved either (i) upon receipt of first Marketing Authorization of a Product for the treatment of relapsed or refractory FLT3-positive AML in patients who have received at least one prior systemic therapy for AML if such Marketing Authorization has not occurred prior to achievement of the Front Line Milestone or (ii) concurrently with achievement of the Front Line Milestone if receipt of first Marketing Authorization of a Product for the treatment of relapsed or refractory FLT3-positive AML in patients who have received at least one prior systemic therapy for AML has occurred prior to achievement of the Front Line Milestone. If the Second Line Milestone is achieved before the achievement of the Front Line Milestone, then the Front Line Milestone shall be deemed to be achieved either (i) upon receipt of first Marketing Authorization of a Product for remission induction in patients with AML, either alone or in combination with any other therapy, if such Marketing Authorization has not occurred prior to achievement of the Second Line Milestone or (ii) concurrently with achievement of the Second Line Milestone if receipt of first Marketing Authorization of a Product for remission induction in patients with AML, either alone or in combination with any other therapy, has occurred prior to achievement of the Second Line Milestone.

Pursuant to the CVR Agreement, Daiichi Sankyo will agree to use certain diligent efforts to achieve the Milestones and conduct the Phase III clinical trial of a Product for the treatment of refractory or relapsed FLT3-positive AML that is currently ongoing by Ambit, which efforts generally require Daiichi Sankyo, with respect to any Compound or Product, in carrying out its obligations or causing its Affiliates to carry out their respective obligations, to use those efforts, expertise and resources consistent with those efforts, expertise and resources that Daiichi Sankyo and its Affiliates would apply, in the exercise of reasonable and good faith business judgment, to developing, seeking Marketing Authorization and making the first sale in the United States of America of a pharmaceutical product that is of similar market potential at a similar stage in its development or product life, taking into account issues of patent and regulatory exclusivity, product profile, including efficacy, safety, tolerability and convenience, the competitiveness of alternate products in the marketplace or under late-stage development, the launch or sales of a generic product containing the same or equivalent (by FDA standards) active pharmaceutical ingredient(s) as contained in such product sold by Daiichi Sankyo or its Affiliate, the regulatory environment and the profitability of the product (including pricing and reimbursement status but excluding the payments under this Agreement) and other relevant considerations, including technical, commercial, legal, scientific and/or medical factors.

In general, for purposes of the CVR Agreement, “First Commercial Sale” will be determined as the first sale of a Product by or on behalf of Daiichi Sankyo, its Affiliate or its sublicensee (including without limitation its co-promotion partner or distributor) for use or consumption of such Product for any indication in the United States of America following the receipt of Marketing Authorization of such Product. Sale of a Product by Daiichi Sankyo to an Affiliate of Daiichi Sankyo or a sublicensee of Daiichi Sankyo shall not constitute a First Commercial Sale unless such Affiliate or such sublicensee is the end user of the Product, but the subsequent sale of the Product by such Affiliate or such sublicensee shall constitute a First Commercial Sale. In no event shall any sales for pre-marketing, testing or sampling purposes be deemed a First Commercial Sale.

Payments with Respect to CVRs. If a Milestone is not achieved, no payment will become payable to the holders of CVRs. It is possible that neither Milestone will be achieved, in which case you will receive only the Closing Amount for any Shares you tender in the Offer. It is not possible to predict whether payments will become payable with respect to the CVRs.

Upon the achievement of a Milestone, Daiichi Sankyo is required to deliver a notice to the Rights Agent indicating the achievement of such Milestone along with any letter of instruction required by the Rights Agent. The CVR Agreement requires Daiichi Sankyo to promptly deposit with the Rights Agent for payment to the holders of CVRs the applicable contingent cash payment amount owed, if any. The Rights Agent will pay the applicable contingent cash payment amount, if any, and send a copy of the applicable notice to each holder of a CVR within ten (10) business days of receipt Daiichi Sankyo’s notice relating to such Milestone. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs.

Restrictions on Transfer. The CVRs will not be transferable except:

a)	upon death of a holder by will or intestacy;

b)	pursuant to a court order;

c)	by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity;

d)	in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable, by the Book-Entry Transfer Facility; or

e)	from Holder, at such Holder’s option, to Daiichi Sankyo, in which case such transferring holder abandons all of such holder’s remaining rights in a CVR.

The Rights Agent will keep a register for the purpose of registering the CVRs and any permitted transfers of the CVRs in accordance with the CVR Agreement. In addition to the terms and conditions described above, the CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Daiichi Sankyo, Ambit or us.

Amendments to the CVR Agreement. Without the consent of any CVR holders or the Rights Agent, Daiichi Sankyo may enter into one or more amendments to the CVR Agreement to evidence the succession of another person to Daiichi Sankyo and the assumption by any such successor of the covenants of Daiichi Sankyo in the CVR Agreement.

Without the consent of any CVR holders, Daiichi Sankyo and the Rights Agent may enter into one or more amendments, for any of the following purposes:

a)	to evidence the succession of another person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent in the CVR Agreement;

b)	to add to the covenants of Daiichi Sankyo such further covenants, restrictions, conditions or provisions as Daiichi Sankyo and the Rights Agent will consider to be for the protection of the CVR holders; provided that, in each case, such provisions do not adversely affect the interests of the CVR holders;

c)	to cure any ambiguity, to correct or supplement any provision in the CVR Agreement that may be defective or inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising under the CVR Agreement; provided that, in each case, such provisions do not adversely affect the interests of the CVR holders;

d)	as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act;

e)	to reduce the number of CVRs, in the event any CVR holder renounces such holder’s rights under the CVR Agreement or transfers such CVRs to Daiichi Sankyo; or

f)	any other amendments to the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of the CVR holders.

Subject to the provisions described above, with the consent of the holders of at least a majority of the outstanding CVRs, Daiichi Sankyo and the Rights Agent may enter into one or more amendments to the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, even if such addition, elimination or change is materially adverse to the interest of the holders (subject to certain limitations set forth in the CVR Agreement).

Governing Law. Any actions arising under the CVR Agreement shall be governed by Delaware law.

Termination of the CVR Agreement. The CVR Agreement will terminate and no payments will be required to be made upon the earlier of (a) the payment of all potential contingent cash payment amounts required to be paid under the CVR Agreement and (b) ten years from the date of CVR Agreement.

The above summary of the material provisions of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the CVR Agreement. Copies of the CVR Agreement and Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 9—“Certain Information Concerning Ambit” and Section 10—“Certain Information Concerning Daiichi Sankyo and Purchaser.”

For a complete understanding of the CVR Agreement, you are encouraged to read the full text of the CVR Agreement.

Tender Agreements

In connection with the Merger Agreement, Daiichi Sankyo and Purchaser have entered into Tender Agreements with each of the directors and certain stockholders affiliated with the directors of Ambit (collectively, the “Principal Stockholders”), pursuant to which each has agreed to tender into the Offer the Shares held by them. Collectively, the directors of Ambit, and their stockholder affiliates, have agreed to tender into the Offer 4,644,521 Shares held by them as of September 28, 2014, or 26% of the issued and outstanding Shares. This summary description of the Tender Agreements is qualified in its entirety by reference to such Tender Agreements, which Daiichi Sankyo has filed as Exhibit (d)(2) to the Schedule TO.

Interested parties should read the Tender Agreement in its entirety for a more complete description of the provisions summarized below.

Pursuant to the Tender Agreements, each of the Principal Stockholders has irrevocably appointed Daiichi Sankyo as their proxy to vote the Shares to which each Principal Stockholder has voting power in such Principal Stockholder’s name, place and stead, at any annual, special or other meeting or action of the stockholders of Ambit, as applicable, or at any adjournment thereof or pursuant to any consent of the holders in lieu of a meeting or otherwise, whether before or after the Offer Acceptance Time, solely for the purposes of voting such Shares for the adoption of the Merger Agreement and the approval of the Merger, if necessary, and against any Acquisition Proposal.

Each of the Principal Stockholders has agreed pursuant to the Tender Agreements to tender their Shares in the Offer no later than ten (10) business days following the commencement of the Offer, or if such Principal Stockholder has not received the offer documents by such time, within two (2) business days following receipt of such documents and in any event prior to the Expiration Date. No Principal Stockholder may withdraw any such Shares so tendered unless the Offer is terminated.

During the term of their Tender Agreements, except as otherwise provided therein, each Principal Stockholder agreed not to:

a)	directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the Shares held by such Principal Stockholder, or agree to do any of the foregoing; or

b)	take any action which would have the effect of preventing or disabling such Principal Stockholder from performing its obligations under the Tender Agreement.

The Tender Agreement, and all of our rights and the obligations of the Principal Stockholders thereunder will terminate on the earlier of: (a) the day after the Merger is consummated, (b) the date of any modification, waiver or amendment to the Merger Agreement (including the form of CVR Agreement attached thereto) in a manner that reduces the amount or changes the form of consideration payable thereunder to the Principal Stockholders; provided that any substitution of a cash payment paid on the consummation of the Merger for an identical value of potential payments under the CVR Agreement shall not result in a termination of the Tender Agreement, (c) the mutual written consent of Daiichi Sankyo and the Principal Stockholders holding a majority of the Shares and (d) the date upon which the Merger Agreement is validly terminated.

Confidentiality Agreement

Daiichi Sankyo (through its affiliate, Daiichi Sankyo, Inc.) and Ambit entered into a Confidentiality Agreement on July 31, 2014, pursuant to which the parties agreed, subject to certain exceptions, to keep confidential certain non-public information provided by each party to the other for the purposes of evaluating a possible transaction between Daiichi Sankyo and Ambit. The Confidentiality Agreement includes a standstill provision for the benefit of Ambit that expires one year following the date of the Confidentiality Agreement.

The above summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(4) hereto and incorporated herein by reference.

Plans for Ambit

Following completion of the Offer and the Merger, Daiichi Sankyo intends to operate Ambit as a direct subsidiary of Daiichi Sankyo under the direction of Daiichi Sankyo’s management.

Daiichi Sankyo intends to continue to review Ambit’s business, operations, capitalization and management. Accordingly, Daiichi Sankyo reserves the right to change its plans and intentions at any time, as it deems appropriate.

If permitted by applicable law, subsequent to completion of the Offer and Merger Daiichi Sankyo plans to delist the Shares of Ambit from NASDAQ.

Extraordinary Corporate Transactions

Except as indicated in this Offer to Purchase, Daiichi Sankyo has no present plans or proposals which relate to or would result in (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ambit or any of its subsidiaries, (b) any purchase, sale or transfer of a material amount of assets of Ambit or any of its subsidiaries, (c) any material change in the present dividend rate policy, or indebtedness or capitalization of Ambit, (d) any change to Ambit’s present management, (e) any other material changes in Ambit’s corporate structure or business, or (f) any class of equity securities of Ambit becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

Appraisal Rights

Holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of the Shares (that did not tender their Shares in the Offer) at the Effective Time will have certain rights pursuant to the provisions of Section 262 of Delaware Law (the “Appraisal Provisions”) to dissent and demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of fair value for their Shares. If a stockholder and the Surviving Corporation in the Merger do not agree on such fair value, the stockholder will have the right to a judicial determination of fair value of such stockholder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with any interest as determined by the court. Any such judicial determination of the fair value of such Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of such Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

The following discussion of the Appraisal Provisions is not a complete statement of the law pertaining to appraisal rights under Delaware Law and is qualified in its entirety by the full text of Section 262 of Delaware Law which is attached to this Offer to Purchase as Annex B. All references in Section 262 of Delaware Law and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of Delaware Law.

Under Delaware Law, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of Delaware Law and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with Delaware Law, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of Delaware Law. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion, the Schedule 14D-9 and Section 262 of Delaware Law carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under Delaware Law.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of Delaware Law, such stockholder must do all of the following:

•	prior to the consummation of the Offer, deliver to Ambit at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Ambit of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender the stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder.

All written demands for appraisal should be addressed to Ambit Biosciences Corporation, 11080 Roselle Street, San Diego, California 92121. Attention: General Counsel and Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a broker, dealer, commercial bank, trust company or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, dealer, commercial bank, trust company or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of Delaware Law and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to and we and Daiichi Sankyo have no present intention to cause it to file a petition and holders should not assume that Ambit will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of Delaware Law.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within ten (10) days after a written request therefor has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the Delaware

Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of Delaware Law and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of Delaware Law provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is for each Share an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes). No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is for each Share an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes). On behalf of the Surviving Corporation, we reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of Delaware Law, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger (which is for each Share an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who hold Shares represented by certificates may be required to submit such certificates of stock to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and if any such holder fails to comply, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of Delaware Law will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of Delaware Law fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, less any applicable withholding taxes. A stockholder will fail to perfect, or lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of Delaware Law and accept the Merger Consideration.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of Delaware Law. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of Ambit’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Ambit desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of Delaware Law. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of Delaware Law. A complete text of Section 262 of Delaware Law is set forth as Annex B hereto.

14.	Distributions and Dividends.

The Merger Agreement provides that from the date of the Merger Agreement, until the earlier of the Effective Time and the termination of the Merger Agreement, Ambit may not declare, accrue, set aside for payment or pay any dividend or other distribution in respect of any Shares or otherwise make any payments to stockholders in their capacity as such, except for dividends or distributions or payments made in connection with the repurchase of Shares pursuant to Ambit’s right to purchase Shares, Company Equity Awards and Company Warrants upon termination of a person’s employment or engagement at Ambit or in connection with any tax withholdings with respect to options or warrants.

15.	Conditions to the Offer.

The Merger Agreement provides that we will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer (i) upon termination of the Merger Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer) or amend the Offer as otherwise permitted by the Merger Agreement, if: (A) the Minimum Condition shall not be satisfied by 5:00 p.m. Eastern Time, on the Expiration Date of the Offer; or (B) any of the additional conditions set forth in clauses (b) through (h) below shall not be satisfied or waived in writing by Daiichi Sankyo:

a)	the Minimum Condition shall have been satisfied;

b)	(i) the representations and warranties of Ambit set forth in Sections 3.3(a), 3.3(c) (first sentence), 3.3(d) and 3.3(e) (Capitalization, Etc.), 3.20 (Authority; Binding Nature of Agreement), 3.22 (Merger Approval) and 3.25 (Financial Advisor) of the Merger Agreement shall have been accurate in all respects as of the date of the Merger Agreement and shall be accurate in all respects at and as of the Closing Date (as defined in the Merger Agreement) as if made on and as of such Closing Date (as defined in the Merger Agreement), except (other than a result of a willful breach by Ambit) where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to Ambit, Daiichi Sankyo and their Affiliates, individually or in the aggregate that is more than $1.0 million (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded and (B) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(i)) only as of such date);

(ii) the representations and warranties of Ambit set forth in Sections 3.3 (Capitalization, Etc.) (other than Sections 3.3(a) , 3.3(c) (first sentence), 3.3(d) and 3.3(e)) of the Merger Agreement shall have been accurate in all material respects as of the date of the Merger Agreement, and shall be accurate in all material respects at and as of the Offer Acceptance Time as if made on and as of date of the Offer Acceptance Time (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all Material Adverse Effect qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(ii)) only as of such date);

(iii) the representations and warranties of Ambit set forth in clause “b” of the first sentence of Section 3.5(No Material Adverse Effect) of the Merger Agreement shall have been accurate in all respects as of the date of the Merger Agreement and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of the date of the Offer Acceptance Time (it being understood that any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded);

(iv) the representations and warranties of Ambit set forth in the Merger Agreement (other than those referred to in clauses “(i)”, “(ii)” or “(iii)” above) shall have been accurate in all respects as of the date of the Merger Agreement, and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of the date of the Offer Acceptance Time, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all Material Adverse Effect qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date);

c)	Ambit shall have complied with or performed in all material respects all of its covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

d)	since the date of the Merger Agreement, there shall not have occurred any events, violations, inaccuracies or other matters deemed an Ambit Material Adverse Effect that shall be continuing as of the Offer Acceptance Time;

e)	the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated;

f)	Daiichi Sankyo and Ambit shall have received a certificate executed on behalf of Ambit by Ambit’s chief executive officer and chief financial officer confirming that the conditions set forth in paragraphs (b), (c), and (d) of this Section 15 “Conditions to the Offer” have been duly satisfied;

g)	there shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger; provided, however, that we and Daiichi Sankyo shall not be permitted to invoke this clause (g) unless we have taken all actions required under the Merger Agreement to have any such order lifted;

h)	there shall not be pending any legal proceeding by a Governmental Body having authority over us, Daiichi Sankyo or Ambit (A) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (B) seeking to restrain or prohibit Daiichi Sankyo’s or its Affiliates’ ownership or operation of the business of Ambit, or of Daiichi Sankyo or its Affiliates, or (C) in connection with the Offer or the Merger, seeking any of the actions described in the second paragraph of Section 6.2(a) of the Merger Agreement or seeking to impose material limitations on the ability of Daiichi Sankyo or any of its Affiliates effectively to exercise full right of ownership of the Shares; and

i)	the Merger Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of us and Daiichi Sankyo, and may be asserted by us or Daiichi Sankyo at any time and from time to time until the Offer shall have expired or been terminated, regardless of the circumstances giving rise to such condition (except that our own action or inaction may not cause a failure of a condition to the Offer) and, except for the Minimum Condition, the foregoing conditions may be waived by us or Daiichi Sankyo in whole or in part at any time and from time to time, subject in each case to the terms of the Merger Agreement and applicable law. The foregoing conditions shall be determined subject to the principles of contract interpretation and construction under the applicable laws of the State of Delaware, which the parties elected to govern the interpretation and construction of the Merger Agreement. The failure by us or Daiichi Sankyo at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 16, based on a review of publicly available filings made by Ambit with the SEC and other publicly available information concerning Ambit and information supplied by Ambit, we are not aware of any license or regulatory permit that appears to be material to the business of Ambit and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of the Shares (and the indirect acquisition of the stock of Ambit’s subsidiaries) as contemplated in the Merger Agreement or of any approval or other action by any Governmental Body that would be required for the acquisition or ownership of the Shares by us as contemplated in the Merger Agreement. Should any such approval or other action be required, we and Daiichi Sankyo currently contemplate that such approval or other action will be sought. If certain types of adverse actions are taken with respect to the matters discussed below, we could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 15 “Conditions to the Offer” of this Offer to Purchase for a description of certain conditions to the Offer.

State Takeover Statutes

A number of states (including Delaware, where Ambit is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business in such states. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, we believe there are reasonable bases for contesting such laws. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma antitakeover statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Section 203 of Delaware Law restricts an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with certain Delaware corporations for a period of three years following the time such person became an interested stockholder. These restrictions will not be applicable to us and Daiichi Sankyo because the Ambit board of directors has unanimously approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including for purposes of Section 203.

Based on information supplied by Ambit and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the board of directors of Ambit, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described in the Merger Agreement, neither we nor Daiichi Sankyo has currently attempted to comply with any state takeover statute or regulation. If any takeover law may become, or may purport to be, applicable to the Offer or the Merger, Daiichi Sankyo and Ambit shall use their respective reasonable best efforts to take any necessary actions. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 15 “Conditions to the Offer” of this Offer to Purchase.

Antitrust

Daiichi Sankyo and Ambit are required to file a Notification and Report Form with respect to the Offer under the HSR Act and to observe a statutory waiting period prior to completing the Offer. The acquisition of Shares pursuant to the Offer may only be consummated after the expiration or early termination of a 15-day waiting period commenced by the filing of a Notification and Report Form by Daiichi Sankyo with respect to the Offer. The Notification and Report Form is expected to be filed on October 10, 2014. Accordingly, the required 15-day waiting period will expire at 11:59 p.m. Eastern time on October 27, 2014, unless earlier terminated or extended if we elect to withdraw and re-make our filing or if we receive a request for additional information or documentary material from the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) or the United States Federal Trade Commission (the “FTC”). If, within the initial 15-day waiting period, either the Antitrust Division or the FTC makes a request for Additional Information and Documentary Material (a “Second Request”) from Daiichi Sankyo and Ambit concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m. Eastern time on the tenth calendar day (extended to 11:59 p.m. Eastern time of the next regular business day if such calendar day is a Saturday, Sunday or legal public holiday) after the date of substantial compliance by Daiichi Sankyo with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Daiichi Sankyo. In practice, complying with a Second Request can take a significant amount of time. Expiration or termination of the applicable waiting period under the HSR Act is a condition to our obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

The Merger will not require an additional filing under the HSR Act if Daiichi Sankyo owns 50% or more of the outstanding Shares at the time of the Merger or the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Daiichi Sankyo’s proposed acquisition of Ambit. At any time before or after our acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by us or the divestiture of substantial assets of Ambit or its subsidiaries or Daiichi Sankyo or its subsidiaries. Private parties, including state Attorneys General, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

Securityholder Litigation

On October 8, 2014, a putative class-action lawsuit challenging the Merger, captioned Hammer Family Trust v. Ambit Biosciences Corporation, Case No. 10213-VCL, was filed in the Court of Chancery for the State of Delaware (the “Stockholder Litigation”). The Stockholder Litigation was filed against: (i) each member of Ambit’s Board of Directors, (ii) Ambit, and (iii) Daiichi Sankyo and Purchaser. The complaint generally alleges that Ambit’s directors breached their fiduciary duties in connection with the proposed acquisition of Ambit by Daiichi Sankyo and Purchaser, and that the other defendants aided and abetted these alleged breaches of fiduciary duty. The complaint also generally asserts that Ambit’s directors breached their fiduciary duties to its public stockholders by, among other things, (a) agreeing to sell Ambit to Daiichi Sankyo and Purchaser at an unfair price, (b) implementing an unfair process, and (c) agreeing to certain provisions of the Merger Agreement that are alleged to favor Daiichi Sankyo and Purchaser and deter alternative bids. The plaintiff seeks, among other things, an injunction against the consummation of the Merger and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. We believe that this litigation is without merit.

Stockholder Approval Not Required

Section 251(h) of Delaware Law provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of Delaware Law, would be entitled to vote on the merger and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of Delaware Law, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Ambit will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Ambit. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, we, Daiichi Sankyo and Ambit will cause the Merger to become effective as immediately following the consummation of the Offer, without a meeting of stockholders of Ambit in accordance with Section 251(h) of Delaware Law.

17.	Fees and Expenses.

We and Daiichi Sankyo have retained Mackenzie Partners, Inc. to act as the Information Agent, American Stock Transfer and Trust Company, LLC to serve as the Depositary and Broadridge Corporate Issuer Solutions, Inc. to act as the Rights Agent in connection with the Offer. The Information Agent, the Depositary and the Rights Agent each will receive reasonable and customary compensation for their services and be reimbursed for certain reasonable out-of-pocket expenses. Daiichi Sankyo will indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the U.S. federal securities laws.

Except as set forth above, neither we nor Daiichi Sankyo will pay any other fees or commissions to any broker or dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other members will be reimbursed by us upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

18.	Miscellaneous.

We are not aware of any jurisdiction where the making of this Offer is not in compliance with applicable law.

Neither we nor Daiichi Sankyo has authorized any person to give any information or to make any representation on behalf of Daiichi Sankyo or us not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We and Daiichi Sankyo have filed with the SEC the Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Ambit will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Sections 8 and 9 of this Offer to Purchase.

ANNEX A

CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF

DAIICHI SANKYO AND PURCHASER; SUBSIDIARIES OF DAIICHI SANKYO THAT CONTROL

PURCHASER

Set forth in the table below are the name, current principal occupation and material positions held during the past five years of each of the directors and executive officers of Daiichi Sankyo. Except as provided below, the business address of each director and executive officer of Daiichi Sankyo is 3-5-1 103-8426, Nihonbashi-honcho, Chuo-ku, Tokyo 103-8426, Japan.

During the past five years, to the best of our knowledge, none of the persons or entities listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Directors of Daiichi Sankyo

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Joji Nakayama

April 2009 – March 2010: Executive Officer, Vice President of Overseas Business Management Department of Daiichi Sankyo

April 2010 – May 2010: Executive Vice President, President of Japan Company of Daiichi Sankyo

June 2010 – Present: Representative Director, President and CEO of Daiichi Sankyo

Yuki Sato

April 2009 – March 2011: Executive Officer, Head of Pharmaceutical Technology Division of Daiichi Sankyo

April 2011 – June 2011: Senior Executive Officer, Head of Pharmaceutical Technology Division of Daiichi Sankyo

June 2011 – March 2013: Member of the Board, Senior Executive Officer, Head of Supply Chain Division of Daiichi Sankyo

April 2013 – March 2014: Member of the Board, Senior Executive Officer, Head of Legal & CSR Division, Head of Supply Chain Division of Daiichi Sankyo

April 2014 – June 2014: Member of the Board, Executive Vice President, Head of General Affairs & Human Resources Division, Head of Legal Affairs & CSR Division, Head of Supply Chain Division of Daiichi Sankyo

June 2014 – Present: Representative Director, Member of the Board, Executive Vice President, Head of General Affairs & Human Resources Division, Head of Legal Affairs & CSR Division, Head of Supply Chain Division of Daiichi Sankyo

Manabu Sakai

September 2005 – March 2010: Corporate Officer, Vice President of Business Management Department of Daiichi Sankyo

April 2010 – March 2012: Executive Officer, Global Corporate Finance Officer of Daiichi Sankyo

April 2012 – June 2013: Senior Executive Officer, Head of Corporate Management Division of Daiichi Sankyo

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years

June 2013 – March 2014: Member of the Board, Senior Executive Officer, Head of Corporate Management Division of Daiichi Sankyo

April 2014 – June 2014: Member of the Board, Executive Vice President, Head of Corporate Management Division of Daiichi Sankyo

June 2014 – Present: Representative Director, Member of the Board, Executive Vice President, Head of Corporate Management Division of Daiichi Sankyo

Takeshi Ogita

April 2009 – May 2009: Senior Executive Officer, Human Resources and R&D of Daiichi Sankyo

June 2009 – March 2010: Member of the Board, Senior Executive Officer, Human Resources and R&D of Daiichi Sankyo

April 2010 – March 2012: Member of the Board, Senior Executive Officer, Global Corporate Strategy Officer of Daiichi Sankyo

April 2012 – March 2014: Member of the Board, Senior Executive Officer, Head of General Affairs & Human Resources Division, Head of Vaccine Business Intelligence Division, Japan Company of Daiichi Sankyo

April 2014 – Present: Member of the Board, Senior Executive Officer, Head of Vaccine Business Intelligence Division of Daiichi Sankyo

Kazunori Hirokawa

April 2007 – March 2010: Executive Officer, Head of R&D Division of Daiichi Sankyo

April 2010 – June 2010: Senior Executive Officer, Head of R&D Division of Daiichi Sankyo

June 2010 – March 2012: Member of the Board, Senior Executive Officer, Head of R&D Division of Daiichi Sankyo

April 2012 – March 2013: Member of the Board, Senior Executive Officer, Head of Corporate Strategy Division of Daiichi Sankyo

April 2013 – March 2014: Member of the Board, Senior Executive Officer, Head of Corporate Strategy Division, Head of Business Intelligence Division, Japan Company of Daiichi Sankyo

April 2014 – Present: Member of the Board, Senior Executive Officer, Head of Corporate Strategy Division of Daiichi Sankyo

Sunao Manabe

April 2009 – March 2011: Corporate Officer, Vice President, Global Project Management Department of Daiichi Sankyo

April 2011 – March 2012: Corporate Officer, Head of Group HR & CSR of Daiichi Sankyo

April 2012 – March 2013: Corporate Officer, Vice President of Corporate Strategy Department of Daiichi Sankyo

April 2014 – June 2014: Executive Officer, President of Japan Company, Head of Business Intelligence Division of Daiichi Sankyo

June 2014 – Present: Member of the Board, Executive Officer, President of Japan Company, Head of Business Intelligence Division of Daiichi Sankyo

Hiroshi Hirabayashi

June 2007 – Present: President of The Japan-India Association (Public Interest Incorporated Foundation)

June 2009 – Present: Vice President of The Japan Forum on International Relations (Public Interest Incorporated Foundation)

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
June 2010 – Present: Member of the Board of Daiichi Sankyo Present: External Director of Mitsui & Co., Ltd. Present: Outside Director of Toyoko Inn Co., Ltd.
Kunio Ishihara

July 2008 – June 2013: Chairman of the Board of Tokio Marine Holdings, Inc. (Insurance)

June 2010 – Present: Member of the Board of Daiichi Sankyo

Present: Counselor of Tokio Marine & Nichido Fire Insurance Co., Ltd. (Insurance)

Present: Outside Corporate Auditor of Tokyu Corporation (Railway Business)

Present: Vice Chairman, Director of Keidanren (Japan Business Federation)

Noritaka Uji

June 2007 – June 2012: Representative Director, Senior Executive Vice President of Nippon Telegraph and Telephone Corporation (IT)

June 2012 – Present: Adviser of Nippon Telegraph and Telephone Corporation (IT)

June 2014 – Present: Member of the Board of Daiichi Sankyo

Present: Chairman of Japan Institute of Information Technology (Public Interest Incorporated Associations)

Present: President of Japan Telework Association (General Incorporated Association)

Present: Outside Director of Yokogawa Electric Corporation (Industrial Automation and Control Business)

Hiroshi Toda

April 2008 – March 2009: Vice Chairman of Nomura Securities Co., Ltd.

July 2010 – October 2013: Ambassador extraordinary and plenipotentiary to Greece

June 2014 – Present: Member of the Board of Daiichi Sankyo

Present: Special Adviser of UBS Securities Japan Co., Ltd.

Present: Outside Director of Yusen Logistics Co., Ltd.

Executive Officers of Daiichi Sankyo

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Joji Nakayama

April 2009 – March 2010: Executive Officer, Vice President of Overseas Business Management Department of Daiichi Sankyo

April 2010 – May 2010: Executive Vice President, President of Japan Company of Daiichi Sankyo

June 2010 – Present: Representative Director, President, CEO of Daiichi Sankyo

Yuki Sato

April 2009 – March 2011: Executive Officer, Head of Pharmaceutical Technology Division of Daiichi Sankyo

April 2011 – June 2011: Senior Executive Officer, Head of Pharmaceutical Technology Division of Daiichi Sankyo

June 2011 – March 2013: Member of the Board, Senior Executive Officer, Head of Supply Chain Division of Daiichi Sankyo

April 2013 – March 2014: Member of the Board, Senior Executive Officer, Head of Legal & CSR Division, Head of Supply Chain Division of Daiichi Sankyo

April 2014 – June 2014: Member of the Board, Executive Vice President, Head of General Affairs & Human Resources Division, Head of Legal Affairs & CSR Division, Head of Supply Chain Division of Daiichi Sankyo

June 2014 – Present: Representative Director, Member of the Board, Executive Vice President, Head of General Affairs & Human Resources Division, Head of Legal Affairs & CSR Division, Head of Supply Chain Division of Daiichi Sankyo

Manabu Sakai

September 2005 – March 2010: Corporate Officer, Vice President of Business Management Department of Daiichi Sankyo

April 2010 – March 2012: Executive Officer, Global Corporate Finance Officer of Daiichi Sankyo

April 2012 – June 2013: Senior Executive Officer, Head of Corporate Management Division of Daiichi Sankyo

June 2013 – March 2014: Member of the Board, Senior Executive Officer, Head of Corporate Management Division of Daiichi Sankyo

April 2014 – June 2014: Member of the Board, Executive Vice President, Head of Corporate Management Division of Daiichi Sankyo

June 2014 – Present: Representative Director, Member of the Board, Executive Vice President, Head of Corporate Management Division of Daiichi Sankyo

Takeshi Ogita

April 2009 – May 2009: Senior Executive Officer, Human Resources and R&D of Daiichi Sankyo

June 2009 – March 2010: Member of the Board, Senior Executive Officer, Human Resources and R&D of Daiichi Sankyo

April 2010 – March 2012: Member of the Board, Senior Executive Officer, Global Corporate Strategy Officer of Daiichi Sankyo

April 2012 – March 2014: Member of the Board, Senior Executive Officer, Head of General Affairs & Human Resources Division, Head of Vaccine Business Intelligence Division, Japan Company of Daiichi Sankyo

April 2014 – Present: Member of the Board, Senior Executive Officer, Head of Vaccine Business Intelligence Division of Daiichi Sankyo

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Kazunori Hirokawa

April 2007 – March 2010: Executive Officer, Head of R&D Division of Daiichi Sankyo

April 2010 – June 2010: Senior Executive Officer, Head of R&D Division of Daiichi Sankyo

June 2010 – March 2012: Member of the Board, Senior Executive Officer, Head of R&D Division of Daiichi Sankyo

April 2012 – March 2013: Member of the Board, Senior Executive Officer, Head of Corporate Strategy Division of Daiichi Sankyo

April 2013 – March 2014: Member of the Board, Senior Executive Officer, Head of Corporate Strategy Division, Head of Business Intelligence Division, Japan Company of Daiichi Sankyo

April 2014 – Present: Member of the Board, Senior Executive Officer, Head of Corporate Strategy Division of Daiichi Sankyo

Sunao Manabe

April 2009 – March 2011: Corporate Officer, Vice President of Global Project Management Department of Daiichi Sankyo

April 2011 – March 2012: Corporate Officer, Head of Group HR & CSR of Daiichi Sankyo

April 2012 – March 2013: Corporate Officer, Vice President of Corporate Strategy Department of Daiichi Sankyo

April 2014 – June 2014: Executive Officer, President of Japan Company, Head of Business Intelligence Division of Daiichi Sankyo

June 2014 – Present: Member of the Board, Executive Officer, President of Japan company, Head of Business Intelligence Division of Daiichi Sankyo

Glenn Gormley

2009 – Present: Senior Executive Officer, Global Head of Research & Development of Daiichi Sankyo

October 2013 – Present: Executive Chairman and President of Daiichi Sankyo, Inc.

Present: President, Member of the Board of Purchaser

Shuji Handa

April 2007 – March 2010: Corporate Officer, General Manager of Corporate Strategy Department of Daiichi Sankyo

April 2010 – March 2011: Corporate Officer, President of ASCA Company

April 2011 – Present: Executive Officer, President of ASCA Company

Toshiaki Sai

April 2010 – March 2012: Corporate Officer, Vice President of Corporate Communications Department of Daiichi Sankyo

April 2012 – March 2014: Corporate Officer, Vice President of Brand Strategy Department of Daiichi Sankyo

April 2014 – Present: Executive Officer, Vice President of Corporate Strategy Department of Daiichi Sankyo

Katsumi Fujimoto	April 2007 – March 2011: Vice President of CM & C Planning Department of Daiichi Sankyo April 2011 – May 2011: Corporate Officer, Vice President of CM & C Planning Department of Daiichi Sankyo

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years

June 2011 – March 2014: Corporate Officer, Head of Pharmaceutical Technology Division of Daiichi Sankyo

April 2014 – Present: Executive Officer, Head of Pharmaceutical Technology Division of Daiichi Sankyo

Toshiaki Tojo

April 2010 – March 2011: Vice President of Supply Chain Technology Department of Daiichi Sankyo

April 2011 – May 2011: Corporate Officer, Vice President of Supply Chain Technology Department of Daiichi Sankyo

June 2011 – March 2013: Corporate Officer, Vice President of Supply Chain Planning Department of Daiichi Sankyo

April 2013 – March 2014: Corporate Officer, Head of Quality & Safety Management Division of Daiichi Sankyo

April 2014 – Present: Executive Officer, Head of Quality & Safety Management Division of Daiichi Sankyo

Directors and Executive Officers of Purchaser

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Glenn Gormley

2009 – Present: Senior Executive Officer, Global Head of Research & Development of Daiichi Sankyo

October 2013 – Present: Executive Chairman and President of Daiichi Sankyo, Inc.

Present: President, Member of the Board of Purchaser

Joseph Kenneth Keller

December 2006 – May 2011: Vice President and General Manager, Bone Health Unit of Amgen Inc.

May 2011 – September 2012: Vice President and General Manager, Inflammation Business Unit of Amgen Inc.

September 2012 – April 2014: Chief Operating Officer, Executive Vice President of Spectrum Pharmaceuticals, Inc.

May 2014 – Present: President, US Commercial, Daiichi Sankyo, Inc.

Present: Member of the Board of Purchaser

Richard Van Duyne	November 2003 – March 2012: Global Head of Business Development of Daiichi Sankyo Group March 2012 – Present: Senior Advisor of Daiichi Sankyo, Inc. Present: Member of the Board of Purchaser
Craig Brian Bleifer	July 2000 – Present: Vice President, General Counsel and Secretary of Daiichi Sankyo, Inc. Present: Secretary of Purchaser
Sandra Clarke	April 2010 – April 2013: Vice President of Finance of Philips Healthcare May 2013 – Present: Vice President of Finance and Treasurer of Daiichi Sankyo, Inc. Present: Treasurer of Purchaser

Subsidiaries of Daiichi Sankyo that Control Purchaser

None.

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title ), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than twenty (20) days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within ten (10) days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within ten (10) days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty (20) days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and twenty (20) days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within ten (10) days after such effective date; provided, however, that if such second notice is sent more than twenty (20) days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than ten (10) days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within sixty (60) days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within ten (10) days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within ten (10) days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within twenty (20) days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within sixty (60) days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within sixty (60) days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANY LETTER OF TRANSMITTAL TO BE DELIVERED TO THE DEPOSITARY MAY ONLY BE SENT TO THE DEPOSITARY BY MAIL OR COURIER TO ONE OF THE ADDRESSES SET FORTH BELOW AND MAY NOT BE SENT BY FACSIMILE TRANSMISSION. ANY CERTIFICATES REPRESENTING SHARES AND ANY OTHER REQUIRED DOCUMENTS SENT BY A STOCKHOLDER OF AMBIT OR SUCH STOCKHOLDER’S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD BE SENT TO THE DEPOSITARY AS FOLLOWS:

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	If delivering by hand or courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Other Information:

Questions or requests for assistance or additional copies of this Letter of Transmittal and/or the offer to purchase may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

(800) 322-2885 (Call Toll-Free)

Email: tenderoffer@mackenziepartners.com